NO ACT

PE
1-27-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025738

March 27, 2012

Peter M. Menard
Sheppard, Mullin, Richter & Hampton LLP
pmenard@sheppardmullin.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-27-12

Re: The Cheesecake Factory Incorporated
Incoming letter dated January 27, 2012

Dear Mr. Menard:

This is in response to the letters dated January 27, 2012 and March 13, 2012 concerning the shareholder proposal submitted to Cheesecake Factory by Calvert Investment Management, Inc. on behalf of the Calvert Social Index Fund, the Calvert VP S&P MidCap 400 Index Portfolio, and the Calvert VP Russell 2000 Small Cap Index Portfolio. We also have received a letter on behalf of the proponents dated March 13, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Ivy Wafford Duke
Calvert Investment Management, Inc.
ivy.duke@calvert.com

March 27, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Cheesecake Factory Incorporated
Incoming letter dated January 27, 2012

The proposal relates to a sustainability report.

There appears to be some basis for your view that Cheesecake Factory may exclude the proposal under rules 14a-8(b) and 14a-8(f). Rule 14a-8(b) requires a proponent to provide a written statement that the proponent intends to hold the requisite amount of the company stock through the date of the shareholder meeting. It appears that the proponent failed to provide this statement within 14 calendar days from the date the proponent received Cheesecake Factory's request under rule 14a-8(f). Accordingly, we will not recommend enforcement action to the Commission if Cheesecake Factory omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Cheesecake Factory relies.

Sincerely,

Louis Rambo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 13, 2012

Via E-mail: shareholder proposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: No-Action Request by The Cheesecake Factory

Ladies and Gentlemen:

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, Calvert Investment Management, Inc., as the investment adviser to the Calvert Social Index Fund, Calvert VP S&P MidCap 400 Index Portfolio and the Calvert VP Russell 2000 Small Cap Portfolio (together the "Funds"), and acting on their behalf (hereafter referred to as "Calvert" or the "Proponent"), submitted a shareholder proposal (Proposal) to The Cheesecake Factory ("Cheesecake Factory" or the "Company"). The Proposal requests the Board of Directors to provide a sustainability report to shareholders, prepared at reasonable cost and omitting proprietary information, describing corporate policies and programs on workplace diversity and labor relations, product safety, environmental management, and addressing supply-chain risks, specifically vendor standards and compliance mechanisms for its vendors and suppliers.

As indicated in the correspondence submitted by Peter M. Menard of Sheppard, Mullin, Richter & Hampton LLP, on behalf of The Cheesecake Factory on January 27, 2012, a series of communications occurred between the Proponent and the Company regarding the proposal. Upon receipt of the final communication from Calvert on January 27, 2012, the Company wrote the Securities and Exchange Commission Division of Corporation Finance (Staff), seeking assurance that it will not recommend enforcement action if it excludes the Proposal from its proxy materials for its 2012 proxy statement and form of proxy.

Calvert is contacting the Commission at this time to provide copies of the communication between the Company and Calvert on January 27, 2012, which was omitted from the Company's no-action request, so that the Commission has the complete record.

Accordingly, in response to the Company's correspondence dated January 3, 2012 (included as Exhibit D in the Company's no-action request), Calvert submitted proof that Calvert is authorized to submit the Proposal on behalf of the Fund in the form of the investment advisory agreement between Calvert and both the Calvert Social Index Series, Inc. and Calvert Variable Products, Inc., as well as a copy of the Proxy Voting Guidelines, delineating that the investment adviser is responsible for handling those related proxy matters that may come before the Fund. In the correspondence accompanying these documents, Calvert asserted that it has complied with the requirement pursuant to Rule 14a-8(b) of the Securities Exchange Act of 1934 that it submit a written statement that the Funds intend to continue to hold such shares through the date of The Cheesecake Factory's 2012 annual meeting of shareholders, and also affirmed that each Fund intends to hold the minimum number of shares required to meet the share ownership requirements of the aforementioned rule through the date of the meeting. (This correspondence is attached, without the enclosures.)

Should you wish to speak with me concerning this matter, please feel free to contact me at 301-951-4858.

Very truly yours,

/s/ Ivy Wafford Duke

Ivy Wafford Duke, Esq.
Assistant Secretary

cc: Debby Zurzolo, Executive Vice President, Secretary and General Counsel

The Cheesecake Factory®

Mary E. Ahern
Director, Corporate Affairs and Compliance

March 13, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

RE: The Cheesecake Factory Incorporated – Shareholder Proposal Submitted by Calvert Investment

Ladies and Gentlemen:

The Cheesecake Factory Incorporated ("TCF") today received a copy of a letter dated March 13, 2012 from Ivy Wafford Duke, Esq. to the Office of Chief Counsel. Ms. Duke's letter purports to provide materials "omitted" from the above-captioned no-action letter request submitted on behalf of TCF on January 27, 2012.

Contrary to Ms. Duke's assertion that "[u]pon receipt of the final communication from Calvert on January 27, 2012, the Company wrote . . . " the Staff seeking assurance that the Staff will not recommend enforcement action if TCF excludes the Calvert proposal from TCF's 2012 proxy materials, the TCF no-action letter request had been prepared and was in the process of submission to the Staff before Calvert's January 27, 2012 letter was received by us. We promptly provided the Staff and Calvert with a supplemental letter dated January 27, 2012 which attached the additional materials received from Calvert in order that the Staff would have a complete record of all correspondence relating to the Proposal.

Ms. Duke asserts that Calvert had complied with the requirement of Rule14a-8(b) to submit a written statement of intent to continue to hold the qualifying market value of TCF shares through the date of TCF's 2012 annual meeting of shareholders. The record, however, clearly demonstrates that Calvert did not comply with the timeliness requirement of Rule 14a-8(f) in providing the required statement of intent. The statement

The Cheesecake Factory Incorporated, 26901 Malibu Hills Road, Calabasas Hills, CA 91301
Telephone: 818-871-3068 Facsimile: 818-871-8325
E-mail: MAhern@thecheesecakefactory.com

that Calvert intended to continue to hold the qualifying market value of shares in TCF was first contained in Calvert's January 27, 2012 letter that on its face indicates that it was transmitted to TCF more than 14 calendar days after TCF's January 3, 2012 letter notifying Calvert of the deficiencies in its Proposal.

As stated in TCF's supplemental letter dated January 27, 2012, the procedural and substantive grounds for exclusion set forth in TCF's no-action request letter are unaffected by the materials provided to TCF on January 27, 2012 by Calvert Investments.

A copy of this letter is being provided to Ms. Duke by e-mail. Please call the undersigned at (818) 871-3068 or Peter Menard at (213) 617-5483 with any questions.

Very truly yours,

Mary E. Ahern, Esq.
Director, Corporate Affairs and
Compliance

cc: Debby Zurzolo, Esq.
Ivy Wafford Duke, Esq.
Bennett Freeman
Stu Dalheim

The Cheesecake Factory Incorporated, 26901 Malibu Hills Road, Calabasas Hills, CA 91301
Telephone: 818-871-3068 Facsimile: 818-871-8325
E-mail: MAhern@thecheesecakefactory.com

The Cheesecake Factory®

Mary E. Ahern
Director, Corporate Affairs and Compliance

March 13, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

RE: The Cheesecake Factory Incorporated – Shareholder Proposal Submitted by Calvert Investment

Ladies and Gentlemen:

The Cheesecake Factory Incorporated ("TCF") today received a copy of a letter dated March 13, 2012 from Ivy Wafford Duke, Esq. to the Office of Chief Counsel. Ms. Duke's letter purports to provide materials "omitted" from the above-captioned no-action letter request submitted on behalf of TCF on January 27, 2012.

Contrary to Ms. Duke's assertion that "[u]pon receipt of the final communication from Calvert on January 27, 2012, the Company wrote . . . " the Staff seeking assurance that the Staff will not recommend enforcement action if TCF excludes the Calvert proposal from TCF's 2012 proxy materials, the TCF no-action letter request had been prepared and was in the process of submission to the Staff before Calvert's January 27, 2012 letter was received by us. We promptly provided the Staff and Calvert with a supplemental letter dated January 27, 2012 which attached the additional materials received from Calvert in order that the Staff would have a complete record of all correspondence relating to the Proposal.

Ms. Duke asserts that Calvert had complied with the requirement of Rule14a-8(b) to submit a written statement of intent to continue to hold the qualifying market value of TCF shares through the date of TCF's 2012 annual meeting of shareholders. The record, however, clearly demonstrates that Calvert did not comply with the timeliness requirement of Rule 14a-8(f) in providing the required statement of intent. The statement that Calvert intended to continue to hold the qualifying market value of shares in TCF was first contained in Calvert's January 27, 2012 letter that on its face indicates that it was transmitted to TCF more than 14 calendar days after TCF's January 3, 2012 letter notifying Calvert of the deficiencies in its Proposal.

As stated in TCF's supplemental letter dated January 27, 2012, the procedural and substantive grounds for exclusion set forth in TCF's no-action request letter are unaffected by the materials provided to TCF on January 27, 2012 by Calvert Investments.

A copy of this letter is being provided to Ms. Duke by e-mail. Please call the undersigned at (818) 871-3068 or Peter Menard at (213) 617-5483 with any questions.

Very truly yours,

Mary E. Ahern, Esq.
Director, Corporate Affairs and
Compliance

cc: Debby Zurzolo, Esq.
Ivy Wafford Duke, Esq.
Bennett Freeman
Stu Dalheim

March 13, 2012

Via E-mail: shareholder proposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: No-Action Request by The Cheesecake Factory

Ladies and Gentlemen:

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, Calvert Investment Management, Inc., as the investment adviser to the Calvert Social Index Fund, Calvert VP S&P MidCap 400 Index Portfolio and the Calvert VP Russell 2000 Small Cap Portfolio (together the "Funds"), and acting on their behalf (hereafter referred to as "Calvert" or the "Proponent"), submitted a shareholder proposal (Proposal) to The Cheesecake Factory ("Cheesecake Factory" or the "Company"). The Proposal requests the Board of Directors to provide a sustainability report to shareholders, prepared at reasonable cost and omitting proprietary information, describing corporate policies and programs on workplace diversity and labor relations, product safety, environmental management, and addressing supply-chain risks, specifically vendor standards and compliance mechanisms for its vendors and suppliers.

As indicated in the correspondence submitted by Peter M. Menard of Sheppard, Mullin, Richter & Hampton LLP, on behalf of The Cheesecake Factory on January 27, 2012, a series of communications occurred between the Proponent and the Company regarding the proposal. Upon receipt of the final communication from Calvert on January 27, 2012, the Company wrote the Securities and Exchange Commission Division of Corporation Finance (Staff), seeking assurance that it will not recommend enforcement action if it excludes the Proposal from its proxy materials for its 2012 proxy statement and form of proxy.

Calvert is contacting the Commission at this time to provide copies of the communication between the Company and Calvert on January 27, 2012, which was omitted from the Company's no-action request, so that the Commission has the complete record.

Accordingly, in response to the Company's correspondence dated January 3, 2012 (included as Exhibit D in the Company's no-action request), Calvert submitted proof that Calvert is authorized to submit the Proposal on behalf of the Fund in the form of the investment advisory agreement between Calvert and both the Calvert Social Index Series, Inc. and Calvert Variable Products, Inc., as well as a copy of the Proxy Voting Guidelines, delineating that the investment adviser is responsible for handling those related proxy matters that may come before the Fund. In the correspondence accompanying these documents, Calvert asserted that it has complied with the requirement pursuant to Rule 14a-8(b) of the Securities Exchange Act of 1934 that it submit a written statement that the Funds intend to continue to hold such shares through the date of The Cheesecake Factory's 2012 annual meeting of shareholders, and also affirmed that each Fund intends to hold the minimum number of shares required to meet the share ownership requirements of the aforementioned rule through the date of the meeting. (This correspondence is attached, without the enclosures.)

Should you wish to speak with me concerning this matter, please feel free to contact me at 301-951-4858.

Very truly yours,

/s/ Ivy Wafford Duke

Ivy Wafford Duke, Esq.
Assistant Secretary

cc: Debby Zurzolo, Executive Vice President, Secretary and General Counsel

Calvert
INVESTMENTS

4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

January 27, 2012

Debby Zurzolo
Executive Vice President, Secretary and General Counsel
The Cheesecake Factory Incorporated
26901 Malibu Hills Road
Calabasas Hills, CA 91301

Dear Ms. Zurzolo,

I am writing in response to your letter dated January 3, 2012 regarding the submission of a shareholder resolution ("Proposal") by Calvert Investment Management, Inc. ("Calvert") on behalf of the Calvert Social Index Fund, Calvert VP S&P MidCap 400 Index Portfolio and the Calvert VP Russell 2000 Small Cap Portfolio (together the "Funds"). The Proposal requests the Board of Directors to provide a sustainability report to shareholders, prepared at reasonable cost and omitting proprietary information, describing corporate policies and programs on workplace diversity and labor relations, product safety, environmental management, and addressing supply-chain risks, specifically vendor standards and compliance mechanisms for its vendors and suppliers.

On December 8, 2011, Calvert (as the investment adviser to the Funds, and acting on each Fund's behalf), submitted the Proposal, which was accompanied by a cover letter which states that "the [Funds] are beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting ... [f]urthermore, each Fund has held these securities continuously for at least one year, and intends to continue to own shares in the Company through the date of the 2012 annual meeting of shareholders". This was followed with a letter from Calvert dated December 19, 2011 accompanying documentation from State Street Corp. (as the Funds' custodian), verifying that as of December 9 2011, the Calvert Social Index Fund held approximately 930 shares in the Company, that the Calvert VP S&P MidCap 400 Index Portfolio held approximately 9,327 shares in the Company and that the Calvert VP Russell 2000 Small Cap Portfolio held approximately 4,746 shares in the Company, and that each Fund has held these shares continuously since December 2, 2010. At the same time, Calvert again confirmed that the Funds are each a beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting, and furthermore that each Fund has held these securities continuously for at least one year, and intends to continue to own shares in the Company through the date of the 2012 annual meeting of shareholders.

Although I would argue that Calvert has complied with the requirement pursuant to Rule 14a-8(b) of the Securities Exchange Act of 1934 that we submit a written statement that the Funds intend to continue to hold such shares through the date of The Cheesecake Factory's 2012 annual meeting of shareholders, I can hereby confirm that each Fund intends to hold the minimum number of shares required to meet the share ownership requirements of the aforementioned rule through the date of the meeting.

In addition, in response to your request for proof that Calvert is authorized to submit the Proposal on behalf of the Fund, I attach the investment advisory agreement between Calvert and both the Calvert Social Index Series, Inc. and Calvert Variable Products, Inc. (the registered investment companies under which the respective Funds are series) as well as a copy of the Proxy Voting Guidelines, delineating that the investment adviser is responsible for handling those related proxy matters that may come before the Fund. I trust that you will find that this documentation sufficiently evidences that Calvert is authorized to represent the Fund in this matter.

Lastly, please note that I serve as an officer of both Calvert and the Funds and am submitting this response on behalf of each of these entities. Please feel free to contact me at 301-951-4858 should you wish to discuss this matter further.

Truly yours,

Ivy Wafford Duke

Ivy Wafford Duke, Esq.
Deputy General Counsel, Calvert Investment Management, Inc. and
Assistant Vice President and Assistant Secretary, Calvert Social Index Series, Inc. and Calvert Variable Products, Inc.

Enclosures
Resolution Text

cc: Mike Lombardo, Senior Sustainability Analyst and Manager, Calvert Investment Management, Inc.

The Cheesecake Factory®

Mary E. Ahern
Director, Corporate Affairs and Compliance

January 27, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: The Cheesecake Factory Incorporated – Shareholder Proposal Submitted by Calvert Investments – Additional Materials

Ladies and Gentlemen:

This letter supplements the letter of even date herewith submitted on behalf of The Cheesecake Factory Incorporated ("TCF") by Peter Menard of Sheppard Mullin Richter & Hampton LLP requesting confirmation by the Staff that it will not recommend enforcement action to the Commission if TCF omits the Proposal submitted by Calvert Investments from the proxy materials for the 2012 Annual Meeting. All capitalized terms used in this letter shall have the meanings given to them in the no-action request letter.

TCF received today Calvert Investments' response to our letter dated January 3, 2012 (Exhibit D to the above-referenced no-action request letter) enclosing materials that purport to provide support for Calvert Investment's eligibility and authorization to submit the Proposal for inclusion in TCF's proxy materials for the 2012 Annual Meeting. A copy of Calvert Investments' letter dated January 27, 2012, together with the accompanying materials, is attached to this letter.

TCF is providing a copy of Calvert Investments' January 27, 2012 letter in order that the Staff's file on this matter be complete. TCF respectfully submits that regardless of whether the statements in the Calvert Investments' January 27 letter or the materials accompanying it are sufficient evidence of Calvert Investments' eligibility under Rule 14a-8 to submit a shareholder proposal for inclusion in the proxy materials for the 2012 Annual Meeting, Calvert Investments has not complied with the timeliness requirement

The Cheesecake Factory Incorporated, 26901 Malibu Hills Road, Calabasas Hills, CA 91301
Telephone: 818-871-3068 Facsimile: 818-871-8325
E-mail: MAhern@thecheesecakefactory.com

of Rule 14a-8(f). In this regard, please note that Calvert Investments' letter was dated and received today and responds to TCF's notice of deficiencies dated and received by Calvert Investments on January 3, 2012, a delay of 24 days.

TCF respectfully submits that the procedural and substantive grounds for exclusion set forth in the above-referenced no-action request letter are unaffected by the materials provided by Calvert Investments today. Copies of this letter and attachments are being provided to the Proponent by e-mail in accordance with Part E of SLB 14D.

If you would like to discuss this submission, please call the undersigned at (818) 871-3068 or Peter Menard at (213) 617-5483.

Very truly yours,

Mary E. Ahern
Director, Corporate Affairs and
Compliance

cc: Debby Zurzolo, Esq.
Ivy Wafford Duke, Esq.
Bennett Freeman
Stu Dalheim

The Cheesecake Factory Incorporated, 26901 Malibu Hills Road, Calabasas Hills, CA 91301
Telephone: 818-871-3068 Facsimile: 818-871-8325
E-mail: MAhern@thecheesecakefactory.com

Calvert Submission to The Cheesecake Factory Incorporated

Dated January 27, 2012

Ahern, Mary

From:	Ivy.Duke@Calvert.com
Sent:	Friday, January 27, 2012 10:57 AM
To:	Zurzolo, Debby; Ahern, Mary
Cc:	Mike.Lombardo@Calvert.com
Subject:	FW: Sent on behalf of Debby Zurzolo of The Cheesecake Factory Incorporated
Importance:	High
Attachments:	Advisory Agreement for Calvert Variable Products.pdf; 043010 Articles of Amendment - Changes to RIC and Series Names as filed on 4-20-10.pdf; Advisory Agreement for Calvert Social Index Series, Inc.pdf; Calvert Proxy Voting Guidelines.pdf; Calvert Resolution Cover Letter - Dec 2011.pdf; Calvert Resolution - Dec 2011.pdf; Calvert Proof of Ownership - 12.19.11.pdf; 012712_Calvert Response.pdf

Attached please find Calvert's response to your correspondence dated January 3, 2012. I also attach the correspondence underlying this matter for your ease of reference.

Regards,

Ivy Wafford Duke, Esq.
Deputy General Counsel and
Chief Compliance Officer
(Advisor and Distributor)

Calvert Investments, Inc.
4550 Montgomery Avenue
Suite 1000N
Bethesda, MD 20814
Work: 301-951-4858
Fax: 301-657-7014

Calvert
INVESTMENTS
a UNIFI Company

From: Lombardo, Mike
Sent: Wednesday, January 04, 2012 9:51 AM
To: Duke, Ivy
Cc: Dalheim, Stu
Subject: FW: Sent on behalf of Debby Zurzolo of The Cheesecake Factory Incorporated
Importance: High

Ivy, this came in yesterday from Cheesecake Factory.

Mike Lombardo
Senior Sustainability Analyst and Manager, Index
T. 301.961.4756
mike.lombardo@calvert.com
Follow me at www.twitter.com/Mike4Sustain
4550 Montgomery Ave
Bethesda, MD 20814
www.calvert.com

From: Ahern, Mary [mailto:MAhern@thecheesecakefactory.com]
Sent: Tuesday, January 03, 2012 5:27 PM
To: Lombardo, Mike
Cc: Zurzolo, Debby
Subject: Sent on behalf of Debby Zurzolo of The Cheesecake Factory Incorporated

Dear Mr. Lombardo: Please see the attached correspondence which we have sent today via Federal Express for overnight delivery to Calvert Investments at 4550 Montgomery Avenue, Bethseda MD 20814, with a copy to each of Ms. Ivy Wafford Duke and Mr. Stu Dalheim. Your email address was provided to us by Ms. Duke and Mr. Dalheim in their recent correspondence to us.

Please contact Ms. Zurzolo with any questions you may have.
Sincerely,

Mary E. Ahern
Director, Corporate Affairs and Compliance (Legal Department)
The Cheesecake Factory Incorporated
Ph: (818) 871-3068
mahern@thecheesecakefactory.com

Calvert INVESTMENTS

4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

January 27, 2012

Debby Zurzolo
Executive Vice President, Secretary and General Counsel
The Cheesecake Factory Incorporated
26901 Malibu Hills Road
Calabasas Hills, CA 91301

Dear Ms. Zurzolo,

I am writing in response to your letter dated January 3, 2012 regarding the submission of a shareholder resolution ("Proposal") by Calvert Investment Management, Inc. ("Calvert") on behalf of the Calvert Social Index Fund, Calvert VP S&P MidCap 400 Index Portfolio and the Calvert VP Russell 2000 Small Cap Portfolio (together the "Funds"). The Proposal requests the Board of Directors to provide a sustainability report to shareholders, prepared at reasonable cost and omitting proprietary information, describing corporate policies and programs on workplace diversity and labor relations, product safety, environmental management, and addressing supply-chain risks, specifically vendor standards and compliance mechanisms for its vendors and suppliers.

On December 8, 2011, Calvert (as the investment adviser to the Funds, and acting on each Fund's behalf), submitted the Proposal, which was accompanied by a cover letter which states that "the [Funds] are beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting ... [f]urthermore, each Fund has held these securities continuously for at least one year, and intends to continue to own shares in the Company through the date of the 2012 annual meeting of shareholders". This was followed with a letter from Calvert dated December 19, 2011 accompanying documentation from State Street Corp. (as the Funds' custodian), verifying that as of December 9 2011, the Calvert Social Index Fund held approximately 930 shares in the Company, that the Calvert VP S&P MidCap 400 Index Portfolio held approximately 9,327 shares in the Company and that the Calvert VP Russell 2000 Small Cap Portfolio held approximately 4,746 shares in the Company, and that each Fund has held these shares continuously since December 2, 2010. At the same time, Calvert again confirmed that the Funds are each a beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting, and furthermore that each Fund has held these securities continuously for at least one year, and intends to continue to own shares in the Company through the date of the 2012 annual meeting of shareholders.

Although I would argue that Calvert has complied with the requirement pursuant to Rule 14a-8(b) of the Securities Exchange Act of 1934 that we submit a written statement that the Funds intend to continue to hold such shares through the date of The Cheesecake Factory's 2012 annual meeting of shareholders, I can hereby confirm that each Fund intends to hold the minimum number of shares required to meet the share ownership requirements of the aforementioned rule through the date of the meeting.

In addition, in response to your request for proof that Calvert is authorized to submit the Proposal on behalf of the Fund, I attach the investment advisory agreement between Calvert and both the Calvert Social Index Series, Inc. and Calvert Variable Products, Inc. (the registered investment companies under which the respective Funds are series) as well as a copy of the Proxy Voting Guidelines, delineating that the investment adviser is responsible for handling those related proxy matters that may come before the Fund. I trust that you will find that this documentation sufficiently evidences that Calvert is authorized to represent the Fund in this matter.

Lastly, please note that I serve as an officer of both Calvert and the Funds and am submitting this response on behalf of each of these entities. Please feel free to contact me at 301-951-4858 should you wish to discuss this matter further.

Truly yours,

Ivy Wafford Duke

Ivy Wafford Duke, Esq.
Deputy General Counsel, Calvert Investment Management, Inc. and
Assistant Vice President and Assistant Secretary, Calvert Social Index Series, Inc. and Calvert Variable Products, Inc.

Enclosures
Resolution Text

cc: Mike Lombardo, Senior Sustainability Analyst and Manager, Calvert Investment Management, Inc.

INVESTMENT ADVISORY AGREEMENT

INVESTMENT ADVISORY AGREEMENT, made this 12th day of December, 2008, by and between CALVERT ASSET MANAGEMENT COMPANY, INC., a Delaware corporation (the "Adviser"), and SUMMIT MUTUAL FUNDS, INC., a Maryland corporation (the "Fund").

WHEREAS, the Fund presently is engaged in business as an open-end management investment company and has registered as such under the federal Investment Company Act of 1940, as amended (the "Act");

WHEREAS, the Fund is authorized to issue shares ("Shares") in certain series the Fund, as indicated in Schedule A (the "Portfolios"), and any other series designated by the Fund in the future;

WHEREAS, the Adviser is engaged principally in the business of rendering brokerage services, also renders investment supervisory services, and is registered as an investment adviser under the federal Investment Advisors Act of 1940, as amended; and

WHEREAS, the Fund desires the Adviser to render investment supervisory services to the Portfolios in the manner and on the terms and conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the mutual promises set forth in this Agreement, the parties hereto agree as follows:

1. Duties and Responsibilities of Adviser..

(a) Investment Advisory Services. The Adviser will act as investment adviser and will supervise and direct the investments of the Portfolios in accordance with their investment objectives, program and restrictions as provided in the prospectus, on behalf of the Fund, as amended from time to time, and such other limitations as the Fund may impose by notice in writing to the Adviser. The Adviser will obtain and evaluate such information relating to the economy, industries, businesses, securities markets and securities as it may deem necessary or useful in the discharge of its obligations hereunder and will formulate and implement a continuing program for the management of the assets and resources of the Fund in a manner consistent with its investment objectives. In furtherance of this duty, the Adviser, as agent and attorney-in-fact with respect to the Fund, is authorized, in its discretion and without prior consultation with the Fund, to:

(i) buy, sell, exchange, convert, lend, and otherwise trade in any stocks, bonds, and other securities or assets; and

(ii) directly or through the trading desks of the Adviser and its affiliates place orders and negotiate the commissions (if any) for the execution of transactions in securities with or through such brokers, dealers, underwriters or issuers as the Adviser may select.

The Adviser may at its own cost and expense, with the approval of the Fund's Board of Directors, retain one or more investment subadvisors for the Portfolio. The Adviser shall be responsible for the oversight of such investment subadvisors in fulfilling its obligations hereunder.

(b) Financial, Accounting, and Administrative Services. The Adviser will assist the Fund's Administrator in maintaining the existence and records of the Portfolios; maintaining the registrations and qualifications of Portfolio Shares under federal and state law; monitoring the financial, accounting, and administrative functions of the Portfolios; maintaining liaison with the various agents employed for the benefit of the Fund by the Fund (including the Fund's transfer agent, custodian, independent accountants and legal counsel) and in the coordination of their activities on behalf of the Fund.

(c) Reports to Fund. The Adviser will furnish to or place at the disposal of the Fund such information, reports, evaluations, analyses and opinions regarding the Portfolios as the Fund may, at any time or from time to time, reasonably request or as the Adviser may deem helpful.

(d) Reports and Other Communications to Contractholders. The Adviser will assist in developing all general contractholder communications regarding the Portfolios, including regular shareholder reports.

(e) Fund Personnel. The Adviser agrees to permit individuals who are officers or employees of the Adviser, or any of its affiliates, to serve (if duly elected or appointed) as officers, directors, members of any committee of directors, members of any advisory board, or members of any other committee of the Fund, without remuneration or other costs to the Fund.

(f) Personnel, Office Space, and Facilities of Adviser. The Adviser at its own expense will furnish or provide and pay the cost of such office space, office equipment, office personnel, and office services as the Adviser requires in the performance of its investment advisory and other obligations under this Agreement.

2. Allocation of Expenses.

(a) Expenses Paid by Adviser.

(i) Salaries and Fees of Officers. The Adviser will pay all salaries, expenses, and fees of the officers and directors of the Fund who are affiliated with the Adviser.

(ii) Assumption of Expenses by Adviser. The payment or assumption by the Adviser of any expense of the Fund that the Adviser is not required by this Agreement to pay or assume will not obligate the Adviser to pay or assume the same or any similar expense on any subsequent occasion.

(b) Expenses Paid by Fund. The Fund will bear all expenses of its organization, operations, and business not specifically assumed or agreed to be paid by the Adviser as provided in this Agreement. In particular, but without limiting the generality of the foregoing, the Fund will pay:

(1) Custody and Accounting Services. All expenses of the transfer, receipt, safekeeping, servicing and accounting for the cash, securities, and other property of the Fund, for the benefit of the Fund, including all charges of depositories, custodians, and other agents, if any;

(2) Shareholder Servicing. All expenses of maintaining and servicing shareholder accounts, including all charges for transfer, shareholder recordkeeping, dividend disbursing, redemption, and other agents for the benefit of the Fund, if any;

(3) Contractholder Communications. All expenses of preparing; setting in type, printing, and distributing reports and other communications to contractholders;

(4) Contractholder Meetings. All expenses incidental to holding meetings of contractholders, including the printing of notices and proxy material, and proxy solicitation therefor;

(5) Prospectuses. All expenses of preparing, setting in type, and printing of annual or more frequent revisions of the prospectus and of mailing them to contractholders;

(6) Pricing. All expenses of computing the Fund's net asset value per share, including the cost of any equipment or services used for obtaining price quotations;

(7) Communication Equipment. All charges for equipment or services used for communication between the Adviser or the Fund or Fund and the custodian, transfer agent or any other agent selected by the Fund;

(8) Legal and Accounting Fees and Expenses. All charges for services and expenses of the Fund's legal counsel, including counsel to the disinterested Directors of the Fund, and independent auditors for the benefit of the Fund;

(9) Board of Director's Fees and Expenses. All compensation of the Board of Directors, other than those affiliated with the Adviser, and all expenses incurred in connection with their service;

(10) Federal Registration Fees. All fees and expenses of registering and maintaining the registration of the Portfolios under the Act and the Registration of the Portfolios' Fund Shares under the Securities Act of 1933, as amended (the "33 Act"), including all fees and expenses incurred in connection with the preparation, setting in type, printing, and filing, of any registration statement and prospectus under the 33 Act or the Act, and any amendments or supplements that may be made from time to time;

(11) State Registration Fees. All fees and expenses of qualifying and maintaining qualification of the Fund and of Fund Shares for sale under securities laws of various states or jurisdictions, if any, and of registration and qualification of the Fund under all other laws applicable to the Fund or its business activities (including registering the Fund as a broker-dealer, or any officer of the Fund or any person as agent or salesman of the Fund in any state);

(12) Issue and Redemption of Shares. All expenses incurred in connection with the issue, redemption, and transfer of portfolio Shares, including the expense of confirming all portfolio Share transactions, and of preparing and transmitting the portfolio's stock certificates;

(13) Bonding and Insurance. All expenses of bond, liability, and other insurance coverage required by law or deemed advisable by the Board of Directors;

(14) Brokerage Commissions. All brokers' commissions and other charges incident to the purchase, sale, or lending of a portfolio's securities;

(15) Taxes. All taxes or governmental fees payable by or with respect of the Fund to federal, state, or other governmental agencies, domestic or foreign, including stamp or other transfer taxes;

(16) Trade Association Fees. All fees, dues, and other expenses incurred in connection with the Fund's membership in any trade association or other investment organization; and

(17) Nonrecurring and Extraordinary Expenses. Such nonrecurring expenses as may arise, including the costs of actions, suits, or proceedings to which the Fund is a party and the expenses the Fund may incur as a result of its legal obligation to provide indemnification to its officers, directors, and agents.

3. Advisory Fees. For its services pursuant to this Agreement, the Fund will pay the Adviser an annual fee, based on the value of the average daily net assets of the applicable Portfolio. The fee is set forth in Schedule B. The Schedule may be amended from time to time; with the exception to the fee waiver and reimbursement provisions set forth under Schedule B upon execution of this Agreement. Any change in the Schedule relating to any new or existing Portfolios will not require the approval of shareholders of any other Portfolio.

(a) Method of Computation. The fee will be accrued for each calendar day and the sum of the daily fee accruals will be paid monthly to the Adviser on the first business day of the next succeeding calendar month. The daily fee accruals will be computed by multiplying the fraction of one over the number of calendar days in the year by the applicable annual rate described above in this Paragraph 3, and multiplying this product by the net assets of the Portfolios as determined in accordance with the prospectus as of the close of business on the previous business day on which the Fund was open for business.

(b) Proration of Fee. If this Agreement becomes effective or terminates before the end of any month, the fee for the period from the effective date to the end of such month or from the beginning of such month to the date of termination, as the case may be, will be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination occurs.

4. Brokerage. Subject to the approval of the Fund's Board of Directors, the Adviser, in carrying out its duties under Paragraph 1A, may cause the Fund, with respect to the Fund or any of its Portfolios, to pay a broker-dealer which furnishes brokerage or research services, as such services are defined under Section 28(e) of the Securities Exchange Act of 1934, as amended (the "34 Act") or formal/informal staff opinions a higher commission than that which might be charged by another broker-dealer which does not furnish brokerage or research services or which furnishes brokerage or research services deemed to be of lesser value, if such commission is deemed reasonable in relation to the brokerage and research services provided by the broker-dealer, viewed in terms of either that particular transaction or the overall responsibilities of the Adviser with respect to the accounts as to which it exercises investment discretion (as such term is defined under Section 3(a)(35) of the '34 Act or rules).

5. Adviser's Use of the Services of Others. The Adviser may (at its cost except as

contemplated by Paragraph 4 of this Agreement) employ, retain or otherwise avail itself of the services or facilities of other persons or organizations, for the purpose of performing its obligations hereunder, with the approval of the Fund's Board of Directors. The Adviser shall be responsible for the oversight of such persons in fulfilling its obligations hereunder.

6. Ownership of Records. All records required to be maintained and preserved by the Fund pursuant to the provisions of rules or regulations of the Securities and Exchange Commission under Section 31(a) of the Act and maintained and preserved by the Adviser on behalf of the Fund are the property of the Fund, and will be surrendered by the Adviser promptly on request by the Fund.

7. Reports to Adviser. The Fund will furnish or otherwise make available to the Adviser such prospectuses, financial statements, proxy statements, reports, and other information relating to the business and affairs of the Fund as the Adviser may, at any time or from time to time, reasonably require in order to discharge its obligations under this Agreement.

8. Limitation of Liability of Adviser. Neither the Adviser nor any of its officers, directors, employees, or controlling persons, with respect to this Agreement, will be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with matters to which this Agreement relates, except for loss resulting from willful misfeasance, bad faith, or gross negligence in the performance of its or his or her duties on behalf of the Fund or from reckless disregard by the Adviser of the duties of the Adviser under this Agreement.

In no event will the Adviser be liable for indirect, special, or consequential damages (even if the Adviser has been advised of the possibility of such damages) arising from the obligations assumed hereunder and the services provided for by this Agreement, including but not limited to lost profits, loss of use of accounting systems, cost of capital, cost of substitute facilities, programs or services, downtime costs, or claims of the Fund's shareholders for such damage.

9. Use of Adviser's Name. The Fund may use the name "Calvert Asset Management Company" or "CAMCO" only with the approval of the Adviser and only for so long as this Agreement or any extension, renewal or amendment hereof remains in effect, including any similar agreement with any organization which will have succeeded to the business of the Adviser as investment advisor.

10. Term of Agreement. The term of this Agreement will begin on the date first above written, and unless sooner terminated as hereinafter provided, will remain in effect until January 1, 2010. Thereafter, this Agreement will continue in effect from year to year, with respect to the Fund, subject to the termination provisions and all other terms and conditions hereof, so long as such continuation will be specifically approved at least annually (a) by either the Board of Directors of the Fund, or by vote of a majority of the outstanding voting securities of the relevant Portfolio; (b) in either event by the vote, cast in person at a meeting called for the

purpose of voting on such approval, of a majority of the directors of the Fund, with respect to the Fund, who are not parties to this Agreement or interested persons of any such party; and (c) The Adviser will not have notified the Fund, in writing, at least 60 days prior to December 31, 2009 or prior to March 10 of any year thereafter, that it does not desire such continuation. The Adviser will furnish to the Fund, promptly upon its request, such information as may reasonably be necessary to evaluate the terms of the Agreement or any extension, renewal or amendment hereof.

11. Amendment and Assignment of Agreement. This Agreement may be amended by the parties subject to federal regulatory requirements. This Agreement may not be assigned without the affirmative vote of a majority of the outstanding voting securities of the relevant Portfolio(s). This Agreement will automatically and immediately terminate in the event of its assignment.

12. Termination of Agreement. This Agreement may be terminated by either party hereto, without the payment of any penalty, upon 60 days' prior notice in writing to the other party; provided, that in the cases of termination by the Fund, with respect to the Fund, such action will have been authorized by resolution of a majority of the directors who are not parties to this Agreement or interested persons of any such party, or by vote of a majority of the outstanding voting securities of the Fund.

13. Miscellaneous.

(a) Captions. The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

(b) Interpretation. Nothing herein contained will be deemed to require the Fund to take any action contrary to its Articles of Incorporation or Bylaws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the board of directors of the Fund of its responsibility for and control of the conduct of the affairs of the Fund. This Agreement will be construed and enforced in accordance with and governed by the laws of the State of Maryland.

(c) Definitions. Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from a term or provision of the Act will be resolved by reference to such term or provision of the Act and to interpretations thereof, if any, by the United States courts or, in the absence of any controlling decision of any such court, by rules, regulations or orders of the Securities and Exchange Commission validly issued pursuant to the Act. Specifically, the terms "vote of a majority of the outstanding voting securities," "interested person," assignment," and "affiliated person" as used in Paragraphs 2, 8, 10, 11, and 12 hereof, will have the meanings assigned to them by Section 2(a) of the Act. In addition, where the effect of a requirement of the Act reflected in any provision of this Agreement is relaxed by a rule, regulation or order of the Securities and Exchange Commission, whether of special or of general application, such provision will be deemed to incorporate the effect of such rule, regulation or order.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

CALVERT ASSET MANAGEMENT COMPANY, INC.

By: William M. Tartikoff

Title: Senior Vice President

SUMMIT MUTUAL FUNDS, INC.

By: [signature]

Title: ~~Secretary~~ Treasurer

INVESTMENT ADVISORY AGREEMENT
SCHEDULE A

Calvert VP SRI Large Cap Value Portfolio
Calvert VP S&P 500 Index Portfolio
Calvert VP S&P MidCap 400 Index Portfolio
Calvert VP Balanced Index Portfolio
Calvert VP Nasdaq 100 Index Portfolio
Calvert VP Russell 2000 Small Cap Index Portfolio
Calvert VP EAFE International Index Portfolio
Calvert VP Barclays Capital Aggregate Bond Index Portfolio
Calvert VP Inflation Protected Plus Portfolio
Calvert VP Lifestyle Moderate Portfolio
Calvert VP Lifestyle Conservative Portfolio
Calvert VP Lifestyle Aggressive Portfolio
Calvert VP Natural Resources Portfolio

Effective: April 30, 2010

CALVERT VARIABLE PRODUCTS, INC.,
as successor in interest to Summit Mutual Funds, Inc.

By: William M. Tartikoff
William M. Tartikoff, Esq.
Vice President and Secretary

CALVERT ASSET MANAGEMENT COMPANY, INC.

By: Ronald M. Wolfsheimer
Ronald M. Wolfsheimer
Chief Financial and Administrative Officer
and Senior Vice President

6

INVESTMENT ADVISORY AGREEMENT
SCHEDULE B

Listed below are the portfolios of Calvert Variable Products, Inc. that are entitled to receive investment advisory services from Calvert Asset Management Company, Inc. (the "Advisor") under the Investment Advisory Agreement dated December 12, 2008, and which will pay fees calculated at the following annual rates* to the Advisor pursuant to Section 3 of the Agreement:

Calvert VP SRI Large Cap Value Portfolio	0.64%
Calvert VP S&P 500 Index Portfolio	0.25%
Calvert VP S&P MidCap 400 Index Portfolio	0.30%
Calvert VP Balanced Index Portfolio	0.30%
Calvert VP Nasdaq 100 Index Portfolio	0.35%
Calvert VP Russell 2000 Small Cap Index Portfolio	0.35%
Calvert VP EAFE International Index Portfolio	0.56%
Calvert VP Barclays Capital Aggregate Bond Index Portfolio	0.30%
Calvert VP Inflation Protected Plus Portfolio	0.50%
Calvert VP Lifestyle Moderate Portfolio	0.55%
Calvert VP Lifestyle Conservative Portfolio	0.55%
Calvert VP Lifestyle Aggressive Portfolio	0.55%
Calvert VP Natural Resources Portfolio	0.55%

* Calvert has agreed to cap total net expenses for each Fund for two years at the current net expense rate of the respective Fund in effect as of November 30, 2008.

For its services under this Investment Advisory Agreement, Advisor is entitled to receive the fees indicated above based on average net assets.

Effective: April 30, 2010

CORPORATE CHARTER APPROVAL SHEET

EXPEDITED SERVICE ** KEEP WITH DOCUMENT **

DOCUMENT CODE 09A BUSINESS CODE ______

D01660067

Close ______ Stock ______ Nonstock ______

P.A. ______ Religious ______

Merging (Transferor) ______

1000361999664265

ID # D01660067 ACK # 1000361999664265
PAGES: 0003
CALVERT VARIABLE PRODUCTS, INC.

04/20/2010 AT 09:13 A WO # 0001860780

Surviving (Transferee) ______

New Name ______
Calvert Variable Products, Inc.

CERTIFIED COPY MADE

	FEES REMITTED
Base Fee:	100
Org. & Cap. Fee:	
Expedite Fee:	70
Penalty:	
State Recordation Tax:	
State Transfer Tax:	
1 Certified Copies	
Copy Fee:	22
____ Certificates	
Certificate of Status Fee:	
Personal Property Filings:	
Mail Processing Fee:	
Other:	
TOTAL FEES:	192

X Change of Name
____ Change of Principal Office
____ Change of Resident Agent
____ Change of Resident Agent Address
____ Resignation of Resident Agent
____ Designation of Resident Agent and Resident Agent's Address
____ Change of Business Code
____ Adoption of Assumed Name
____ Other Change(s)

Credit Card K Check ______ Cash ______

______ Documents on ____ Checks

Approved By: 4

Keyed By: ______

COMMENT(S):

Code ______

Attention: ______

ANDREW NIEBLER
SUITE 1000N
4550 MONTGOMERY AVE
BETHESDA MD 20814-3304

CUST ID:0002417742
WORK ORDER:0001860780
DATE:04-21-2010 05:54 PM
AMT. PAID:$192.00

ARTICLES OF AMENDMENT

FIRST: Summit Mutual Funds, Inc. (the "Corporation") is a Maryland corporation whose mailing address is 4550 Montgomery Avenue, Suite 1000N, Bethesda, Maryland, 20814.

SECOND: The Corporation is registered as an open-end company under the Investment Company Act of 1940.

THIRD: In accordance with Section 2-605(a) of the Corporations and Associations Article of the Laws of the State of Maryland, the Corporation does hereby change the name of the Corporation and its series as shown below, effective April 30, 2010 at 4:01 pm:

Old Corporate Name: Summit Mutual Funds, Inc.

New Corporate Name: Calvert Variable Products, Inc.

Old Series Name	New Series Name
Zenith Portfolio	Calvert VP SRI Large Cap Value Portfolio
S&P 500 Index Portfolio	Calvert VP S&P 500 Index Portfolio
S&P MidCap 400 Index Portfolio Class I	Calvert VP S&P MidCap 400 Index Portfolio
S&P MidCap 400 Index Portfolio Class F	Calvert VP S&P MidCap 400 Index Portfolio (Class F)
Balanced Index Portfolio	Calvert VP Balanced Index Portfolio
Barclays Capital Aggregate Bond Index Portfolio	Calvert VP Barclays Capital Aggregate Bond Index Portfolio
Russell 2000 Small Cap Index Portfolio Class I	Calvert VP Russell 2000 Small Cap Index Portfolio
Russell 2000 Small Cap Index Portfolio Class F	Calvert VP Russell 2000 Small Cap Index Portfolio (Class F)
Nasdaq-100 Index Portfolio	Calvert VP Nasdaq 100 Index Portfolio
EAFE International Index Portfolio Class I	Calvert VP EAFE International Index Portfolio
EAFE International Index Portfolio Class F	Calvert VP EAFE International Index Portfolio (Class F)
Inflation Protected Plus Portfolio	Calvert VP Inflation Protected Plus Portfolio
Lifestyle ETF Market Strategy Target Portfolio	Calvert VP Lifestyle Moderate Portfolio
Lifestyle ETF Market Strategy Conservative Portfolio	Calvert VP Lifestyle Conservative Portfolio
Lifestyle ETF Market Strategy Aggressive Portfolio	Calvert VP Lifestyle Aggressive Portfolio
Natural Resources ETF Portfolio	Calvert VP Natural Resources Portfolio

FOURTH: A majority of the entire Board of Directors expressly approved the amendment to change the corporate and series names above.

FIFTH: This amendment is limited to a change expressly permitted to be made without action by the stockholders, under Section 2-605 of the Corporations and Associations Article of the Laws of the State of Maryland.

IN WITNESS WHEREOF, Summit Mutual Funds, Inc. has caused these Articles of Amendment to be signed in its name and on its behalf by its Chairman of the Board of Directors on this 16th day of April, 2010. Under penalties of perjury, the matters and facts set forth herein are true in all material respects and constitute a corporate act.

SUMMIT MUTUAL FUNDS, INC.

Acknowledgment: ______________________
Barbara J. Krumsiek
Chairperson of the Board of Directors

Attest: ______________________
William M. Tartikoff, Esq.
Secretary

CUST ID:0002417742
WORK ORDER:0001860780
DATE:04-21-2010 05:54 PM
AMT. PAID:$192.00

INVESTMENT ADVISORY AGREEMENT
CALVERT SOCIAL INDEX SERIES, INC.

INVESTMENT ADVISORY AGREEMENT, made this 22nd day of June, 2000, by and between CALVERT ASSET MANAGEMENT COMPANY, INC., a Delaware corporation (the "Advisor"), and CALVERT SOCIAL INDEX SERIES, INC., a Maryland corporation (the "Registered Investment Company" or "RIC"), both having their principal place of business at 4550 Montgomery Avenue, Bethesda, Maryland.

WHEREAS, the RIC is registered as an open-end investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), for the purpose of investing and reinvesting its assets in securities, as set forth in its Articles and its By-laws and its registration statements under the 1940 Act and the Securities Act of 1933 as amended (the "1933 Act"); and the RIC, offering separate series ("Fund(s)"), desires to avail itself of the services, information, advice, assistance and facilities of an investment advisor and to have an investment advisor perform for it various investment advisory, research services, and other management services; and

WHEREAS, the Advisor is an investment advisor registered under the Investment Advisers Act of 1940, as amended, and is engaged in the business of rendering management and investment advisory services to investment companies and desires to provide such services to the RIC;

NOW, THEREFORE in consideration of the terms and conditions hereinafter set forth, it is agreed as follows:

1. <u>Employment of the Advisor.</u> The RIC hereby employs the Advisor to manage the investment and reinvestment of the RIC assets, subject to the control and direction of the RIC's Board of Directors, for the period and on the terms hereinafter set forth. The Advisor hereby accepts such employment and agrees during such period to render the services and assume the obligations in return for the compensation provided herein. The Advisor shall for all purposes herein be deemed to be an independent contractor and shall, except as expressly provided or authorized (whether herein or otherwise), have no authority to act for or represent the RIC in any way or otherwise be deemed an agent of the RIC.

2. <u>Obligations of and Services to be Provided by the Advisor.</u> The Advisor undertakes to provide the following services and to assume the following obligations:

   a. The Advisor shall manage the investment and reinvestment of each Fund's assets, subject to and in accordance with the investment objectives and policies of the Fund, and the social investment screening criteria, as stated in the registration statement. In pursuance of the foregoing, the Advisor shall make all determinations with respect to the investment of each Fund's assets and the purchase and sale of portfolio securities and shall take such steps as may be necessary to implement the same. Such determination and services shall also include determining the manner in which voting rights, rights to consent to corporate action, any other rights pertaining to a Fund's portfolio securities shall be exercised. The Advisor shall render regular reports to the RIC's Board of Directors concerning each Fund's investment activities.

b. The Advisor shall, in the name of the RIC and on behalf of each Fund, place orders for the execution of the Fund's portfolio transactions in accordance with the policies with respect thereto set forth in the RIC's current registration statement under the 1940 Act and the 1933 Act. In connection with the placement of orders for the execution of each Fund's portfolio transactions, the Advisor shall create and maintain all necessary brokerage records of the Fund in accordance with all applicable laws, rules and regulations, including but not limited to records required by Section 31(a) of the 1940 Act. All records shall be the property of the RIC and shall be available for inspection and use by the Securities and Exchange Commission (the "SEC"), the RIC or any person retained by the RIC. Where applicable, such records shall be maintained by the Advisor for the periods and the places required by Rule 31a-2 under the 1940 Act.

c. The Advisor shall bear its expenses of providing services to the RIC and each Fund pursuant to this Agreement except such expenses as are undertaken by the RIC or the Fund. In addition, the Advisor shall pay the salaries and fees of all Directors and executive officers who are employees of the Advisor or its affiliates ("Advisor Employees").

d. In providing the services and assuming the obligations set forth herein, the Advisor may, at its own expense, employ one or more Subadvisors, as approved by the Board of Directors.

e. The Advisor is responsible for screening investments to determine that they meet the Fund's social investment screening criteria. The RIC acknowedges that social screening may either be performed directly by the Advisor, or by an affiliate of the Advisor.

3. Expenses of each Fund. Each Fund shall pay all expenses other than those expressly assumed by the Advisor. Expenses payable by the Fund shall include, but are not limited to:

a. Fees to the Advisor as provided herein;

b. Legal and audit expenses;

c. Fees and expenses related to the registration and qualification of the RIC and its shares for distribution under federal and state securities laws;

d. Expenses of the administrative services agent, transfer agent, registrar, custodian, fund accounting, dividend disbursing agent and shareholder servicing agent;

e. Any telephone charges associated with shareholder servicing or the maintenance of the Funds or RIC;

f. Salaries, fees and expenses of Directors and executive officers of the RIC, other than Advisor Employees;

g. Taxes and corporate fees levied against the RIC;

h. Brokerage commissions and other expenses associated with the purchase and sale of portfolio securities for the RIC;

i. Expenses, including interest, of borrowing money;

j. Expenses incidental to meetings of the RIC's shareholders and the maintenance of the RIC's organizational existence;

k. Expenses of printing stock certificates representing shares of the RIC and expenses of preparing, printing and mailing notices, proxy material, reports to regulatory bodies and reports to shareholders of the RIC;

l. Expenses of preparing and typesetting of prospectuses of the RIC;

m. Expenses of printing and distributing prospectuses to shareholders of the RIC;

n. Association membership dues;

o. Insurance premiums for fidelity and other coverage;

p. Distribution Plan expenses, as permitted by Rule 12b-1 under the 1940 Act and as approved by the Board; and

q. Such other legitimate RIC expenses as the Board of Directors may from time to time determine are properly chargeable to the RIC.

4. Compensation of Advisor.

a. As compensation for the services rendered and obligations assumed hereunder by the Advisor, the RIC shall pay to the Advisor within ten (10) days after the last day of each calendar month a fee equal on an annualized basis as shown on

Schedule A. Any amendment to the Schedule pertaining to any new or existing Fund shall not be deemed to affect the interest of any other Fund and shall not require the approval of the shareholders of any other Fund.

b. Such fee shall be computed and accrued daily. Upon termination of this Agreement before the end of any calendar month, the fee for such period shall be prorated. For purposes of calculating the Advisor's fee, the daily value of a Fund's net assets shall be computed by the same method as the Fund uses to compute the value of its net assets in connection with the determination of the net asset value of its shares.

c. The Advisor reserves the right (i) to waive all or part of its fee and assume expenses of a Fund and (ii) to make payments to brokers and dealers in consideration of their promotional or administrative services.

5. Activities of the Advisor. The services of the Advisor to the RIC and each Fund hereunder are not to be deemed exclusive, and the Advisor shall be free to render similar services to others. It is understood that Directors and officers of the RIC are or may become interested in the Advisor as stockholders, officers, or otherwise, and that stockholders and officers of the Advisor are or may become similarly interested in the RIC, and that the Advisor may become interested in the RIC as shareholder or otherwise.

6. Use of Names.

a. The RIC or any Fund shall not use the name of the Advisor in any prospectus, sales literature or other material relating to the RIC in any manner not approved prior thereto by the Advisor; provided, however, that the Advisor shall approve all uses of its name which merely refer in accurate terms to its appointment hereunder or which are required by the SEC; and, provided, further, that in no event shall such approval be unreasonably withheld. The Advisor shall not use the name of the RIC or any Fund in any material relating to the Advisor in any manner not approved prior thereto by the RIC; provided, however, that the RIC shall approve all uses of its name which merely refer in accurate terms to the appointment of the Advisor hereunder or which are required by the SEC; and, provide, further, that in no event shall such approval be unreasonably withheld.

b. The Directors of the RIC acknowledge that, in consideration of the Advisor's assumption of certain expenses of formation of the RIC, the Advisor has reserved for itself the rights to the name "Calvert Social Index Series, Inc." (or any similar name) and that use by the RIC of such name shall continue only with the continuing consent of the Advisor, which consent may be withdrawn at any time, effective immediately, upon written notice thereof to the RIC.

7. Liability of the Advisor. Absent willful misfeasance, bad faith, gross negligence, or reckless disregard of obligations or duties hereunder on the part of the Advisor, the Advisor shall not be subject to liability to the RIC or to any shareholder of the RIC for any act or omission in the course of, or connected with, rendering services hereunder or for any losses that may be sustained in the purchase, holding or sale of any security.

8. Force Majeure. The Advisor shall not be liable for delays or errors occurring by reason of circumstances beyond its control, including but not limited to acts of civil or militaryv authority, national emergencies, work stoppages, fire, flood, catastrophe, acts of God, insurrection, war, riot, or failure of communication or power supply. In the event of equipment breakdowns beyond its control, the Advisor shall take reasonable steps to minimize service interruptions but shall have no liability with respect thereto.

9. Renewal, Termination and Amendment. This Agreement shall continue in effect with respect to each Fund, unless sooner terminated as hereinafter provided, through January 31, 2002, and indefinitely thereafter if its continuance shall be specifically approved at least annually by vote of the holders of a majority of the outstanding voting securities of a Fund or by vote of a majority of the RIC's Board of Directors; and further provided that such continuance is also approved annually by the vote of a majority of the Directors who are not parties to this Agreement or interested persons of the Advisor, cast in person at a meeting called for the purpose of voting on such approval, or as allowed by law. This Agreement may be terminated at any time with respect to a Fund, without payment of any penalty, by the RIC's Board of Directors or by vote of the majority of the outstanding voting securities of the Fund upon 60 days' prior written notice to the Advisor and by the Advisor upon 60 days' prior written notice to the RIC. This Agreement may be amended with respect to a Fund at any time by the parties, subject to approval by the RIC's Board of Directors and, if required by applicable SEC rules and regulations, a vote of a majority of the Fund's outstanding voting securities. This Agreement shall terminate automatically in the event of its assignment. The terms "assignment", "interested person", and "vote of a majority of the outstanding voting securities" shall have the meaning set forth for such terms in the 1940 Act.

10. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

11. Miscellaneous. Each party agrees to perform such further actions and execute such further documents as are necessary to effectuate the purposes hereof. This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Maryland. The captions in this Agreement are included for convenience only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

Calvert Social Index Series, Inc.

By: ______________________
William M. Tartikoff
Vice President

Calvert Asset Management Company, Inc.

By: ______________________
Ronald M. Wolfsheimer
Senior Vice President

Calvert
INVESTMENTS

GLOBAL PROXY VOTING GUIDELINES
FOR
CALVERT FAMILY OF FUNDS

Table of Contents

I. INTRODUCTION

Calvert believes that healthy corporations are characterized by sound corporate governance and overall corporate sustainability and social responsibility. The well-governed company meets high standards of corporate ethics and operates in the best interests of shareowners. The sustainable and socially responsible company meets high standards of corporate ethics and operates in the best interests of other stakeholders (employees, customers, communities and the environment). In our view, companies that combine good governance and corporate sustainability and social responsibility are better positioned for long-term success.

- *Long-Term Value.* Responsible, healthy companies are those that focus on long-term value creation that aligns the interests of management with those of shareowners and other stakeholders. Good governance is likely to be compromised when a company becomes myopic, focusing on current earnings expectations and other short-term goals rather than the fundamental soundness of the enterprise over the longer term. A focus on long-term value creation also increases the relevance of companies' environmental management, treatment of workers and communities, and other sustainability and social responsibility factors. Just as a short-term focus on earnings performance can compromise long-term shareowner interests, so can poor treatment of workers, communities, the environment or other stakeholders create short-term gain while increasing risks and compromising performance over the longer term. Calvert's proxy voting guidelines support governance structures and policies that keep the focus of company management on long-term corporate health and sustainable financial, social and environmental performance.
- *Accountability.* Corporate management must be accountable to many interests, including investors, stakeholders, and regulators. Management of a company must be accountable to the board of directors; the board must be accountable to the company's shareowners; and the board and management together must be accountable to the stakeholders. Some governance structures by their very nature weaken accountability, including corporations that are too insulated from possible takeovers. Certain other governance structures are well suited to manage this accountability: independent boards that represent a wide variety of interests and perspectives; full disclosure of company performance on financial, environmental, and social metrics; charters, bylaws, and procedures that allow shareholders to express their wishes and concerns; and compensation structures that work to align the interests and time-frames of management and owners. Calvert's proxy voting guidelines support structures that create and reinforce accountability, and oppose those that do not.
- *Sustainability.* Well-governed companies are those whose operations are financially, socially and environmentally sustainable. Sustainability requires fair treatment of shareholders and other stakeholders in order to

position the company for continued viability and growth over time. Effective corporate governance, like national governance, cannot indefinitely ignore or exploit certain groups or interests to the benefit of others without incurring mounting risks for the corporation. For example, companies that provide excessive compensation to executives at the expense of other employees and shareowners are creating risks that may be expressed in rising employee turnover or activist campaigns targeting corporate practices. Companies that fail to account for potential liabilities associated with climate change may be creating risks that will be expressed in costly government regulation or uninsured catastrophic losses. Calvert's proxy voting guidelines aim to support sustainable governance that attends fairly to the interests of shareowners, workers, communities and the environment.

As a long-term equity investor, Calvert strives to encourage corporate responsibility, which includes respectful treatment of workers, suppliers, customers and communities, environmental stewardship, product integrity and high standards of corporate ethics as well as more traditional measures of sound corporate governance. Companies that combine good governance and social responsibility strive to avoid unnecessary financial risk while serving the interests of both shareowners and stakeholders. In our view, Good Governance + Sustainability and Social Responsibility = Corporate Responsibility.

On behalf of our shareholders, Calvert Funds generally vote our proxies in accordance with the positions set forth in these Proxy Voting Guidelines ("the Guidelines"). The Guidelines are not meant to be exhaustive, nor can they anticipate every potential voting issue on which the Funds may be asked to cast their proxies. There also may be instances when the Advisor votes the Funds' shares in a manner that does not strictly adhere to or is inconsistent with these Guidelines if doing so is in the best interests of the Funds' shareholders. Also, to the extent that the Guidelines do not address potential voting issues, the Funds delegate to the appropriate advisor the authority to act on its behalf to promote the applicable Funds' investment objectives and social goals. To the extent the Funds vote proxies in a manner not strictly in accordance with these Guidelines, and such votes present a potential conflict of interest, the Funds will proceed in accordance with Section IV below.

- When support for or opposition to a proxy proposal as described below is qualified with the term, "ordinarily," this means that the Fund advisor generally foresees voting all shares as described except in special circumstances where the advisor determines that a contrary vote may be in the best interests of Fund shareholders.
- When support for or opposition to a proxy proposal is qualified by the expression, "on a case by case basis," this means that the Fund advisor cannot determine in advance whether such proposals are generally in the best interests of Fund shareholders and will reserve judgment until such time as the specific proposal is reviewed and evaluated.

- When we use the term, "shareholder," we are referring to Calvert's mutual fund shareholders whose proxy votes we cast in accordance with these Guidelines. When we use the term, "shareowner," we are referring to the equity owners of stock in publicly traded corporations.

Calvert appreciates that issues brought to shareholders may change over time, as both investors' concerns and rules governing inclusion of specific items in corporate proxies change. Corporate governance laws and best practices codes are continuously evolving, worldwide. We have constructed these Guidelines to be both general enough and sufficiently flexible to adapt to such changes. Internationally, corporate governance codes have more in common with each other than do the laws and cultures of the countries in which the companies are domiciled. In light of these different regulatory contexts the Fund advisor will assess both best practices in the country in question and consistency with the Fund's Guidelines prior to voting proxies. To that end, we have not attempted to address every specific issue that may arise on a proxy ballot.

Calvert's proxy voting record is available on the Funds' web site, www.calvert.com, and is also available on the Securities and Exchange Commission's website at www.sec.gov.

II. CORPORATE GOVERNANCE

A. *Board and Governance Issues*

The board of directors ("the board") is responsible for the overall governance of the corporation, including representing the interests of shareowners and overseeing the company's relationships with other stakeholders. While company boards in most countries do not have a statutory responsibility to protect stakeholders, the duties of care and loyalty encompass the brand, financial, and reputational risks that can result from inadequate attention to stakeholder interests. Thus, in our view, a board's fiduciary duties encompass stakeholder relations as well as protecting shareowner interests.

One of the most fundamental sources of good governance is independence. Directors who have financial or other affiliations with companies on whose boards they serve may face conflicts of interest between their own interests and those of the corporation's shareowners and other stakeholders. In our view, the board should be composed of a majority of independent directors and key committees, including the audit, compensation, and nominating and/or governance committees, should be composed exclusively of independent directors.

Independent directors are those who do not have a material financial or personal relationship with the company or any of its managers that could compromise the director's objectivity and fiduciary responsibility to shareowners. In general, this means that an independent director should have no affiliation with the company other than a seat on the board and (in some cases) ownership of sufficient company stock to give the director a stake in the company's financial performance, but not so great as to constitute a controlling or significant interest.

Because the board's ability to represent shareowners independently of management can be compromised when the Chair is also a member of management, it is beneficial for the Chair of the board to be an independent director.

Another critical component of good governance is diversity. Well-governed companies benefit from a wide diversity of perspective and background on their boards. To bring such diversity to the board, directors should be chosen to reflect diversity of experience, perspective, expertise, gender, race, culture, age and geography. Calvert believes that in an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to a company's success. Corporate diversity helps companies increase the likelihood of making the right strategic and operational decisions, contributes to a more positive public image and reputation, and catalyzes efforts to recruit, retain, and promote the best people, including women and minorities.

Companies that are private may take some time to achieve an adequate balance of diversity and independence on their boards. For private companies, the fund advisor will vote on a case-by-case basis on board independence and board diversity matters.

Each director should also be willing and able to devote sufficient time and effort to the duties of a director. Directors who routinely fail to attend board meetings, regardless of the number of boards on which they serve, are not devoting sufficient attention to good corporate governance.

The board should periodically evaluate its performance, the performance of its various committees, and the performance of individual board members in governing the corporation.

Board Independence

- The Fund advisor will **oppose** slates of directors without at least a majority of independent directors.
- The Fund advisor will **support** proposals requesting that the majority of directors be independent and that the board audit, compensation and/or nominating committees be composed exclusively of independent directors.
- The Fund advisor will **oppose** non-independent directors candidates nominated to the audit, compensation and/or nominating committees.
- The Fund advisor will **support** proposals seeking to separate the positions of Chair of the board and Chief Executive Officer as well as resolutions asking for the Chair to be an independent director.

Board Diversity

- The Fund advisor will **oppose** slates of directors that result in a board that does not include both women and people of color.
- The Fund advisor will **support** proposals requesting that companies adopt policies or nominating committee charters to assure that diversity is a key attribute of every director search.

Board Accountability

- The Fund advisor will **oppose** slates of directors in situations where the company failed to take action on shareowner proposals that passed in previous years.
- The Fund advisor will ordinarily **oppose** director candidates who have not attended a sufficient number of meetings of the board or key committees on which they served to effectively discharge their duties as directors.
- The Fund advisor will **oppose** directors who sit on more than four public company boards and **oppose** directors serve as CEO and sit on more than two additional boards.

Board Committee on Sustainability/Corporate Social Responsibility Issues

Shareholders have filed binding resolutions seeking the creation of a board committee dedicated to long term strategic thinking and risk management of sustainability issues including environment, human rights, diversity and others. While we believe all directors should be informed and active on sustainability issues, we do see the value of a focused sustainability committee.

- The Fund advisor will ordinarily **support** the creation of a board level committee on sustainability/corporate social responsibility issues.

Limitations, Director Liability and Indemnification

Because of increased litigation brought against directors of corporations and the increased costs of director's liability insurance, many states have passed laws limiting director liability for actions taken in good faith. It is argued that such indemnification is necessary for companies to be able to attract the most qualified individuals to their boards.

- The Fund advisor will ordinarily **support** proposals seeking to indemnify directors and limit director liability for acts excluding fraud or other wanton or willful misconduct or illegal acts, but will **oppose** proposals seeking to indemnify directors for all acts.

Limit Directors' Tenure

Corporate directors generally may stand for re-election indefinitely. Opponents of this practice suggest that limited tenure would inject new perspectives into the boardroom as well as possibly creating room for directors from diverse backgrounds. However, continuity is also important and there are other mechanisms such as voting against or withholding votes during the election of directors, which shareholders can use to voice their opposition to certain candidates. It may be in the best interests of the shareowners for long-serving directors to remain on the board, providing they maintain their independence as well as the independent perspective they bring to the board.

- The Fund advisor will examine and vote on a **case-by-case basis** proposals to limit director tenure.

Director Stock Ownership

Advocates of requirements that directors own shares of company stock argue that stock ownership helps to align the interests of directors with the interests of shareowners. Yet there are ways that such requirements may also undermine good governance: limiting board service only to those who can afford to purchase shares; or encouraging companies to use stock awards as part or all of director compensation. In the latter case, unless there are mandatory holding requirements or other stipulations that help to assure that director and shareowner incentives are indeed aligned, awards of stock as compensation can create conflicts of interest where board members may make decisions for personal gain rather than for the benefit of shareowners. Thus, in some circumstances director stock ownership requirements may be beneficial and in others detrimental to the creation of long-term shareowner value.

- The Fund advisor will examine and vote on a **case-by-case basis** proposals requiring that corporate directors own shares in the company.
- The Fund advisor will **oppose** excessive awards of stock or stock options to directors.

Director Elections

Contested Election of Directors

Contested elections of directors frequently occur when a board or shareholder nominated candidate or slate runs for the purpose of seeking a significant change or improvement in corporate policy, control, or structure. Competing slates will be evaluated based upon the personal qualifications of the candidates, the economic impact of the policies that they advance, and their expressed and demonstrated commitment to the interests of all shareholders.

- The Fund advisor will evaluate director nominees on **case-by-case** basis in contested election of directors.

Classified or Staggered Boards

On a classified (or staggered) board, directors are divided into separate classes with directors in each class elected to overlapping three-year terms. Companies argue that such boards offer continuity in strategic direction, which promotes long-term planning. However, in some instances these structures may deter legitimate efforts to elect new directors or takeover attempts that may benefit shareowners.

- The Fund advisor will ordinarily **support** proposals to elect all board members annually and to remove classified boards.

Majority Vote Standard

A majority voting standard allows shareholders with a majority of votes in favor or against determine the election of board nominees. Currently, most board elections are uncontested and allow directors to be elected with a plurality of votes. Calvert believes majority voting increases director accountability to shareholders, as directors recognize shareholders have a voice in the election process.

- The Fund advisor will generally **support** both precatory and binding resolutions seeking to establish a majority vote standard.

Cumulative Voting

Cumulative voting allows shareowners to "stack" their votes behind one or a few directors running for the board, thereby helping a minority of shareowners to win board representation. Cumulative voting gives minority shareowners a voice in corporate affairs proportionate to their actual strength in voting shares. However, like many tools, cumulative voting can be misused. In general, where shareowner rights and voice are well protected by a strong, diverse, and independent board and key committees, where shareowners may call special meetings or act by written consent, and in the absence of strong anti-takeover provisions, cumulative voting is usually unnecessary.

- The Fund advisor will examine and vote on a **case-by-case basis** proposals calling for cumulative voting in the election of directors.

Shareholder Rights

Supermajority Vote Requirements

Supermajority vote requirements in a company's charter or bylaws require a level of voting approval in excess of a simple majority. Generally, supermajority provisions require at least 2/3 affirmative votes for passage of issues.

- The Fund advisor will ordinarily **oppose** supermajority vote requirements.

Shareowner Access to Proxy

Equal access proposals ask companies to give shareowners access to proxy materials to state their views on contested issues, including director nominations. In some cases, such proposals allow shareowners holding a certain percentage of shares to nominate directors. There is no reason why management should be allowed to nominate directors while shareowners – whom directors are supposed to represent – are deprived of the same right. We support the view that shareowners should be granted access to the proxy ballot in the nomination of directors.

- The Fund advisor will ordinarily **support** proposals for shareowner access to the proxy ballot.

Restrictions on Shareowners Acting by Written Consent

Written consent allows shareowners to initiate and carry out a shareowner action without waiting until the annual meeting, or by calling a special meeting. It permits action to be taken by the written consent of the same percentage of outstanding shares that would be required to effect the proposed action at a shareowner meeting.

- The Fund advisor will ordinarily **oppose** proposals to restrict, limit or eliminate the right of shareowners to act by written consent.
- The Fund advisor will ordinarily **support** proposals to allow or facilitate shareowner action by written consent.

Restrictions on Shareowners Calling Meetings

It is common for company management to retain the right to call special meetings of shareowners at any time, but shareowners often do not have similar rights. In general, we support the right of shareowners to call special meetings, even in extraordinary circumstances, such as consideration of a takeover bid. Restrictions on the right of shareowners to call a meeting can also restrict the ability of shareowners to force company management to consider shareowner proposals or director candidates.

- The Fund advisor will ordinarily **oppose** restrictions on the right of shareowners to call special meetings; as such restrictions limit the right of shareowners to participate in governance.

Dual or Multiple Classes of Stock

In order to maintain corporate control in the hands of a certain group of shareowners, companies may seek to create multiple classes of stock with differing rights pertaining to voting and dividends. Creation of multiple classes of stock limits the right of some shareowners – often a majority of shareowners – to exercise influence over the governance of the corporation. This approach in turn diffuses directors' incentives to exercise appropriate oversight and control over management.

- The Fund advisor will ordinarily **oppose** proposals to create dual classes of stock. However, the advisor will examine and vote on a **case-by-case basis** proposals to create classes of stock offering different dividend rights (such as one class that pays cash dividends and a second that pays stock dividends), and may **support** such proposals if they do not limit shareowner rights.
- The Fund advisor will ordinarily **support** proposals to recapitalize stock such that each share is equal to one vote.

Ratification of Auditor and Audit Committee

The annual shareholder ratification of the outside auditors is standard practice. While it is recognized that the company is in the best position to evaluate the competence of the outside auditors, we believe that outside auditors must ultimately be accountable to shareowners. Further, Calvert recognizes the critical responsibilities of the audit committee and its members including the oversight of financial statements and internal reporting controls.

- The Fund advisor will ordinarily **oppose** proposals seeking ratification of the auditor when fees for non-audit consulting services exceed 25 % of all fees or in any other case where the advisor determines that the independence of the auditor may be compromised.
- The Fund advisor will ordinarily **support** proposals to adopt a policy to ensure that the auditor will only provide audit services to the company and not provide other services.
- The Fund advisor will ordinarily **support** proposals that set a reasonable mandatory rotation of the auditor (at least every five years).

- The Fund advisor will ordinarily support proposals that call for more stringent measures to ensure auditor independence.

In a number of countries companies routinely appoint internal statutory auditors.

- The Fund advisor will ordinarily **support** the appointment or reelection of internal statutory auditors unless there are concerns about audit methods used or the audit reports produced, or if there are questions regarding the auditors being voted on.

In some countries, shareholder election of auditors is not common practice.

- The Fund advisor will ordinarily **support** proposals that call for the annual election of auditors by shareholders.

Audit Committee

- The Fund advisor will ordinarily **oppose** members of the audit committee where the audit committee has approved an audit contract where non-audit fees exceed audit fees or in any other case where the advisor determines that the independence of the auditor may be compromised.
- The Fund advisor will ordinarily **oppose** members of the audit committee at companies with ineffective internal controls, considering whether the company has a history of accounting issues, or significant recent problems, and the board's response to them

Transparency and Disclosure

International corporate governance is constantly changing and there have been waves of development of governance codes around the world. The common thread throughout all of these codes is that shareowners want their companies to be transparent.

- The Fund advisor will ordinarily **support** proposals that call for full disclosure of company financial performance.
- The Fund advisor will ordinarily **support** proposals that call for an annual financial audit by external and independent auditors.
- The Fund advisor will ordinarily **support** proposals that call for disclosure of ownership, structure, and objectives of companies, including the rights of minority shareholders vis-à-vis the rights of major shareholders.
- The Fund advisor will ordinarily **support** proposals that call for disclosure of corporate governance codes and structures.
- The Fund advisor will ordinarily **support** proposals that call for disclosure of related party transactions.

- The Fund advisor will ordinarily **support** proposals that call for disclosure of the board nominating process.

B. *Executive and Employee Compensation*

Executive risks and rewards need to be better aligned with those of employees, shareowners and the long-term performance of the corporation. Prosperity should be shared broadly within a company, as should the downside risk of share ownership. Executive compensation packages should also be transparent and shareowners should have the right and responsibility to vote on compensation plans and strategy.

There are many companies whose executive compensation seems disconnected from the actual performance of the corporation and creation of shareowner value. The structure of these compensation plans often determines the level of alignment between management and shareowner interests. Calvert stresses the importance of pay-for-performance, where executive compensation is linked to clearly defined and rigorous criteria. These executives should not only enjoy the benefits when the company performs well, but boards should ensure executives are accordingly penalized when they are unable to meet established performance criteria.

Stock option plans transfer significant amounts of wealth from shareowners to highly paid executives and directors. Reasonable limits must be set on dilution caused by such plans, which should be designed to provide incentives as opposed to risk-free rewards.

Disclosure of CEO, Executive, Board and Employee Compensation

- The Fund advisor will ordinarily **support** proposals requesting companies disclose compensation practices and policies--including salaries, option awards, bonuses, and restricted stock grants--of top management, Board of Directors, and employees.

CEO and Executive Compensation

- The Fund advisor will **oppose** executive compensation proposals if we determine that the compensation does not reflect the financial, economic and social circumstances of the company (i.e., during times of financial strains or underperformance).
- The Fund advisor will **support** proposals seeking to establish an annual shareholder advisory vote on compensation.
- The Fund advisor will ordinarily **oppose** proposals seeking shareholder ratification of the company's executive officers' compensation (also known as an Advisory Vote on Compensation) if executive risks and rewards are not aligned with the interests of shareowners and the long-term performance of the corporation. The Fund advisor will ordinarily **oppose** compensation proposals if the company's compensation program is not adequately described, if incentive compensation is awarded despite a failure to meet

established performance targets, or if the company awards termination payments that are not justified by the company's prior performance.

Compensation Committee

- The Fund advisor may **oppose** members of the compensation committee when it is determined they have approved compensation plans that are deemed excessive or have not amended their policies in response to shareholder concern.

Executive & Employee Stock Option Plans

- The Fund advisor will ordinarily **oppose** proposals to approve stock option plans in which the dilutive effect exceeds 10 percent of share value.
- The Fund advisor will ordinarily **oppose** proposals to approve stock option plans that do not contain provisions prohibiting automatic re-pricing, unless such plans are indexed to a peer group or other measurement so long as the performance benchmark is predetermined prior to the grant date and not subject to change retroactively.
- The Fund advisor will examine and ordinarily **oppose** proposals for re-pricing of underwater options.
- The Fund advisor will ordinarily **oppose** proposals to approve stock option plans that have option exercise prices below the market price on the day of the grant.
- The Fund advisor will ordinarily **support** proposals requiring that all option plans and option re-pricing are submitted for shareholder approval.
- The Fund advisor will ordinarily **oppose** proposals to approve stock option plans with "evergreen" features, reserving a specified percentage of stock for award each year with no termination date.
- The Fund advisor will ordinarily **support** proposals to approve stock option plans for outside directors subject to the same constraints previously described.
- The Fund advisor will **support** proposals to approve Employee Stock Ownership Plans (ESOPs) created to promote active employee ownership (e.g., those that pass through voting rights on all matters to a trustee or fiduciary who is independent from company management). The Fund advisor will **oppose** any ESOP whose primary purpose is to prevent a corporate takeover.

Expensing of Stock Options

Calvert's view is that the expensing of stock options gives shareholders valuable additional information about companies' financial performance, and should therefore be encouraged.

- The Fund advisor will ordinarily **support** proposals requesting that companies expense stock options.

Pay Equity

- The Fund advisor will **support** proposals requesting that management provide a pay equity report.

Ratio Between CEO and Worker Pay

- The Fund advisor will **support** proposals requesting that management report on the ratio between CEO and employee compensation.
- The Fund advisor will examine and vote on a **case-by-case basis** proposals requesting management to set a maximum limit on executive compensation.

Executive Compensation Tie to Non-Financial Performance

- The Fund advisor will **support** proposals asking companies to review their executive compensation as it links to non-financial performance such as diversity, labor and human rights, environment, community relations, and other sustainability and/or corporate social responsibility-related issues.

Severance Agreements

Severance payments are compensation agreements that provide for top executives who are terminated or demoted pursuant to a takeover or other change in control. Companies argue that such provisions are necessary to keep executives from "jumping ship" during potential takeover attempts. Calvert believes boards should allow shareholders the ability to ratify such severance or change in control agreements to determine if such awards are excessive and unnecessary.

- The Fund advisor will **support** proposals providing shareowners the right to ratify adoption of severance or change in control agreements.
- The Fund advisor will examine and vote on a **case-by-case basis** severance or change in control agreements, based upon an evaluation of the particular agreement itself and taking into consideration total management compensation, the employees covered by the plan, quality of management, size of the payout and any leveraged buyout or takeover restrictions.

- The Fund advisor will **oppose** the election of compensation committee members who approve severance agreements that are not ratified by shareowners.

C. Mergers, Acquisitions, Spin-offs, and Other Corporate Restructuring

Mergers and acquisitions frequently raise significant issues of corporate strategy, and as such should be considered very carefully by shareowners. Mergers, in particular, may have the effect of profoundly changing corporate governance, for better or worse, as two corporations with different cultures, traditions, and strategies become one.

Considering the Non-Financial Effects of a Merger Proposal

Such proposals allow or require the board to consider the impact of merger decisions on various stakeholders, including employees, communities of place or interest, customers, and business partners, and give the board the right to reject a tender offer on the grounds that it would adversely affect the company's stakeholders.

- The Fund advisor will **support** proposals that consider non-financial impacts of mergers.
- The Fund advisor will examine and vote on a **case-by-case basis** all merger and acquisition proposals, and will support those that offer value to shareowners while protecting or improving the company's social, environmental, and governance performance.
- The Fund advisor will ordinarily **oppose** proposals for corporate acquisition, takeover, restructuring plans that include significant new takeover defenses or that pose other potential financial, social, or environmental risks or liabilities.

Opt-Out of State Anti-takeover Law

Several states have enacted anti-takeover statutes to protect companies against hostile takeovers. In some, directors or shareowners are required to opt in for such provisions to be operational; in others, directors or shareowners may opt out. Hostile takeovers come in many forms. Some offer advantages to shareowners by replacing current management with more effective management. Others do not. Shareowners of both the acquirer and the target firms stand to lose or gain significantly, depending on the terms of the takeover, the strategic attributes of the takeover, and the price and method of acquisition. In general, shareowners should have the right to consider all potential takeovers, hostile or not, and vote their shares based on their assessment of the particular offer.

- The Fund advisor will ordinarily **support** proposals for bylaw changes allowing a company to opt out of state anti-takeover laws and will **oppose** proposals requiring companies to opt into state anti-takeover statutes.

Charter and By-Laws

There may be proposals involving changes to corporate charters or by-laws that are not otherwise addressed in or anticipated by these Guidelines.

- The Fund advisor will examine and vote on a **case-by-case basis** proposals to amend or change corporate charter or by-laws, and may **support** such proposals if they are deemed consistent with shareholders' best interests and the principles of sound governance and overall corporate social responsibility/sustainability underlying these Guidelines.

Reincorporation

Corporations are bound by the laws of the states in which they are incorporated. Companies reincorporate for a variety of reasons, including shifting incorporation to a state where the company has its most active operations or corporate headquarters. In other cases, reincorporation is done to take advantage of stronger state corporate takeover laws, or to reduce tax or regulatory burdens. In these instances, reincorporation may result in greater costs to stakeholders, or in loss of valuable shareowner rights. Finally, changes in state law have made reincorporating in certain locations more or less favorable to governance issues such as shareholder rights.

- The Fund advisor will ordinarily **support** proposals to reincorporate for valid business reasons (such as reincorporating in the same state as the corporate headquarters).
- The Fund advisor will review on a **case-by-case** basis proposals to reincorporate for improvements in governance structure and policies (such as reincorporating in states like North Dakota, with shareholder friendly provisions).
- The Fund advisor will ordinarily **oppose** proposals to reincorporate outside the United States if the advisor determines that such reincorporation is no more than the establishment of a skeleton offshore headquarters or mailing address for purposes of tax avoidance, and the company does not have substantial business activities in the country in which it proposes to reincorporate.

Common Stock Authorization

Companies may choose to increase their authorization of common stock for a variety of reasons. In some instances, the intended purpose of the increased authorization may clearly benefit shareowners; in others, the benefits to shareowners are less clear. Given that increased authorization of common stock is dilutive, except where the authorization is being used to facilitate a stock split or stock dividend, proposed increases in authorized common stock must be examined carefully to determine whether the benefits of issuing additional stock outweigh the potential dilution.

- The Fund advisor will ordinarily **support** proposals authorizing the issuance of additional common stock necessary to facilitate a stock split.
- The Fund advisor will examine and vote on a **case-by case basis** proposals authorizing the issuance of additional common stock. If the company already has a large amount of stock authorized but not issued, or reserved for its stock option plans, or where the request is to increase shares by more than 100 percent of the current authorization, the Fund advisor will ordinarily **oppose** the proposals (unless there is a convincing business plan for use of additional authorized common stock) due to concerns that the authorized but unissued shares will be used as a poison pill or other takeover defense.

Blank Check Preferred Stock

Blank check preferred stock is stock with a fixed dividend and a preferential claim on company assets relative to common shares. The terms of the stock (voting, dividend, and conversion rights) are set by the board at a future date without further shareowner action. While such an issue can in theory have legitimate corporate purposes, most often it has been used as an anti-takeover device.

- The Fund advisor will ordinarily **oppose** the creation of blank check preferred stock. In addition, the Fund advisor will ordinarily **oppose** increases in authorization of preferred stock with unspecified terms and conditions of use that may be determined by the board at a future date, without approval of shareholders.

Poison Pills

Poison pills (or shareowner rights plans) are triggered by an unwanted takeover attempt and cause a variety of events to occur which may make the company financially less attractive to the suitor. Typically, directors have enacted these plans without shareowner approval. Most poison pill resolutions deal with shareowner ratification of poison pills or repealing them altogether.

- The Fund advisor will **support** proposals calling for shareowner approval of poison pills or shareholder rights plans.
- The Fund advisor will ordinarily **oppose** poison pills or shareowner rights plans.

Greenmail

Greenmail is the premium a takeover target firm offers to a corporate raider in exchange for the raider's shares. This usually means that the bidder's shares are purchased at a price higher than market price, discriminating against other shareowners.

- The Fund advisor will ordinarily **support** anti-greenmail provisions and **oppose** the payment of greenmail.

III. CORPORATE SUSTAINABILITY AND SOCIAL RESPONSIBILITY

A. Sustainability Reporting

The global economy of the 21st century must find ways to encourage new approaches to wealth creation that raises living standards (particularly in the developing world) while preserving and protecting fragile ecosystems and vital resources that did not factor into previous economic models. In response to this new imperative, the notion of sustainability (or sustainable development) has emerged as a core theme of public policy and corporate responsibility. Investors increasingly see financial materiality in corporate management of environmental, social and governance issues. Producing and disclosing a sustainability report demonstrates that a company is broadly aware of business risks and opportunities and has established programs to manage its exposure. As companies strive to translate the concept of sustainability into practice and measure their performance, this has created a growing demand for broadly accepted sustainability performance indicators and reporting guidelines. There are many forms of sustainability reporting, with one of the most comprehensive systems being the Global Reporting Initiative (GRI) reporting guidelines.

- The Fund advisor will ordinarily **support** proposals asking companies to prepare sustainability reports, including publishing annual reports in accordance with the Global Reporting Initiative (GRI) or other reasonable international codes of conduct or reporting models.
- The Fund advisor will ordinarily **support** proposals requesting that companies conduct social and/or environmental audits of their performance.

B. Environment

All corporations have an impact on the environment. A company's environmental policies and performance can have a substantial effect on the firm's financial performance. We expect management to take all reasonable steps to reduce negative environmental impacts and a company's overall environmental footprint.

- The Fund advisor will ordinarily **support** proposals to reduce negative environmental impacts and a company's overall environmental footprint, including any threats to biodiversity in ecologically sensitive areas.
- The Fund advisor will ordinarily **support** proposals asking companies to report on their environmental practices, policies and impacts, including environmental damage and health risks resulting from operations, and the impact of environmental liabilities on shareowner value.
- The Fund advisor will ordinarily **support** proposals asking companies to prepare a comprehensive report on recycling or

waste management efforts, to increase recycling efforts, or to adopt a formal recycling policy.

Ceres Principles

The Coalition for Environmentally Responsible Economies (Ceres), a coalition comprised of social investors and environmental organizations, has developed an environmental corporate code of conduct. The Ceres Principles ask corporations to conduct environmental audits of their operations, establish environmental management practices, assume responsibility for damage they cause to the environment and take other leadership initiatives on the environment. Shareholder resolutions are frequently introduced asking companies to: 1) become signatories of the Ceres Principles; or 2) produce a report addressing management's response to each of the points raised in the Ceres Principles.

- The Fund advisor will **support** proposals requesting that a company become a signatory to the Ceres Principles.

Climate Change/Global Warming

Shareholder initiatives on climate change have focused on companies that contribute significantly to global warming—including oil and mining companies, utilities, and automobile manufacturers. Increasingly, corporations in a wider variety of industries are facing shareowner proposals on climate change as shareowners recognize that companies can take cost-effective—and often cost-saving—steps to reduce energy use that contribute to climate change. Initiatives have included proposals requesting companies to disclose information, using guidelines such as those prepared by the Carbon Disclosure Project. This includes information about the company's impact on climate change, policies and targets for reducing greenhouse gas emissions, increasing energy efficiency, and substituting some forms of renewable energy resources for fossil fuels.

- The Fund advisor will **support** proposals requesting that companies disclose information on greenhouse gas emissions or take specific actions, at reasonable cost, to mitigate climate change, including reducing greenhouse gas emissions and developing and using renewable or other less-polluting energy sources.
- The Fund advisor will **support** proposals seeking the preparation of a report on a company's activities related to the development of renewable energy sources.
- The Fund advisor will **support** proposals seeking increased investment in renewable energy sources unless the terms of the resolution are overly restrictive.

Water

Proposals may be filed that ask a company to prepare a report evaluating the business risks linked to water use and impacts on the company's supply chain, including subsidiaries and water user partners. Such proposals may also ask companies to disclose current policies and procedures for mitigating the impact of operations on local communities or ecosystems in areas of water scarcity.

- The Fund advisor will **support** proposals seeking the preparation of a report on a company's risks linked to water use or impacts to water.
- The Fund advisor will support proposals seeking the adoption of programs and policies that enhance access and affordability to safe drinking water and sanitation.

Environmental Justice

Quite often, corporate activities that damage the environment have a disproportional impact on poor people, people of color, indigenous peoples and other marginalized groups. For example, companies will sometimes locate environmentally damaging operations in poor communities or in developing countries where poor or indigenous people have little or no voice in political and economic affairs.

- The Fund advisor will ordinarily **support** proposals asking companies to report on whether environmental and health risks posed by their activities fall disproportionately on any one group or groups, and to take action to reduce those risks at reasonable cost to the company.
- The Fund advisor will ordinarily **support** proposals asking companies to respect the rights of local and indigenous communities to participate in decisions affecting their local environment.

C. ***Workplace Issues***

Labor Relations

Companies' treatment of their workers can have a pervasive effect on the performance of the enterprise, as well as on the communities and societies where such companies operate. Calvert believes that well-governed, responsible corporations treat workers fairly in all locations, and avoid exploitation of poor or marginalized people. Shareowner resolutions are sometimes filed asking companies to develop codes of conduct that address labor relations issues, including use of child labor, forced labor, safe working conditions, fair wages and the right to freedom of association and collective bargaining.

- The Fund advisor will ordinarily **support** proposals requesting companies to adopt, report on, and agree to independent monitoring of codes of conduct addressing global labor and human rights practices.

- The Fund advisor will ordinarily **support** proposals requesting that companies avoid exploitative labor practices, including child labor and forced labor.
- The Fund advisor will ordinarily **support** proposals requesting that companies commit to providing safe workplaces.

Vendor/Supplier Standards

Special attention has been focused on companies that use offshore vendors to manufacture or supply products for resale in the United States. While many offshore vendors have satisfactory workplace practices, there have also been many instances of abuse, including forced labor, child labor, discrimination, intimidation and harassment of workers seeking to associate, organize or bargain collectively, unsafe working conditions, and other very poor working conditions. Shareowner resolutions are sometimes filed asking companies to adopt codes of conduct regarding vendor/supplier labor practices, to report on compliance with such codes, and to support independent third party monitoring of compliance. At the heart of these proposals is the belief that corporations that operate globally have both the power and the responsibility to curtail abusive labor practices on the part of their suppliers and vendors.

- The Fund advisor will ordinarily **support** proposals requesting that companies adopt codes of conduct and other vendor/supplier standards requiring that foreign suppliers and licensees comply with all applicable laws and/or international standards (such as the International Labor Organization's core labor standards) regarding wages, benefits, working conditions, including laws and standards regarding discrimination, child labor and forced labor, worker health and safety, freedom of association and other rights. This support includes proposals requesting compliance with vendor codes of conduct, compliance reporting, and third party monitoring or verification.

Diversity and Equal Employment Opportunity (EEO)

Women and minorities have long been subject to discrimination in the workplace - denied access to jobs, promotions, benefits and other entitlements on account of race or gender. Women and minorities are still significantly underrepresented in the ranks of management and other high-income positions, and overrepresented in the more poorly-paid categories, including office and clerical workers and service workers.

Shareowner resolutions are sometimes filed asking companies to report on their efforts to meet or exceed federal EEO mandates. Typically, such reporting involves little additional cost to the corporation since most, if not all, of the data is already gathered to meet government-reporting requirements (all firms with more than 100 employees, or federal contractors with more than 50 employees, must file EEO-1 reports with the Equal Employment Opportunity Commission).

Shareowner resolutions have also been filed asking companies to extend non-discrimination policies to gay, lesbian, bisexual and transgender employees.

- The Fund advisor will ordinarily **support** proposals asking companies to report on efforts to comply with federal EEO mandates.
- The Fund advisor will **support** proposals asking companies to report on their progress in meeting the recommendations of the Glass Ceiling Commission and to eliminate all vestiges of "glass ceilings" for women and minority employees.
- The Fund advisor will ordinarily **support** proposals asking companies to include language in EEO statements specifically barring discrimination on the basis of sexual orientation, and gender identity and/or expression, and to report on company initiatives to create a workplace free of discrimination on the basis of sexual orientation and gender identity and/or expression.
- The Fund advisor will ordinarily **support** proposals seeking reports on a company's initiatives to create a workplace free of discrimination on the basis of sexual orientation and gender identity and/or expression.
- The Fund advisor will **oppose** proposals that seek to eliminate protection already afforded to gay, lesbian, bisexual and transgender employees.
- The Fund advisor will **support** proposals seeking more careful consideration of the use of racial, gender, or other stereotypes in advertising campaigns, including preparation of a report at reasonable cost to the company.

Plant Closings

Federal law requires 60 days advance notice of major plant closings or layoffs. Beyond such notice, however, many corporations provide very little in the way of support for workers losing jobs through layoffs or downsizing. The way a company treats employees that are laid off often has a substantial impact on the morale and productivity of those that remain employed. Programs aimed at assisting displaced workers are helpful both to those displaced and to the company's ability to recover from market downturns or other setbacks resulting in layoffs or plant closings.

- The Fund advisor will ordinarily **support** resolutions asking companies to create or expand upon relocation programs for displaced workers.

D. International Operations and Human Rights

Business Activities and Investments

Global corporations often do business in countries lacking adequate legal or regulatory structures protecting workers, consumers, communities and the environment, or where lax enforcement renders existing laws ineffective. Many companies have sought to lower costs by transferring operations to less regulated areas, or to low-wage areas. Such activity is not always exploitative, but it can be. In the past, transgressions of human rights in offshore operations was not well known or reported, but increasingly, company operations in countries with substandard labor or human rights records has come under much greater scrutiny. The adverse publicity associated with allegations of sweatshop practices or other human rights abuses can also pose substantial brand or reputational risks for companies.

Many of the shareowner resolutions filed on international operations and human rights focus on specific countries or specific issues within these countries. For example, shareowners have asked internet and communication technology companies to report on steps being taken to seek solutions regarding free expression and privacy challenges faced by companies doing business internationally; or to report on or comply with international standards aimed at protecting human rights on a global, sectoral or country basis such as the UN Global Compact and the Voluntary Principles on Security and Human Rights. In some cases, resolutions have requested that companies report on operations and investments, or cease operations, in particular nations with repressive regimes or a history of human rights, labor abuses and/or genocide, such as Sudan or Burma. In other cases, resolutions may oppose all company operations in a particular country; in others, the resolutions seek to limit particular industries or practices that are particularly egregious.

- The Fund advisor will ordinarily **support** proposals requesting that companies develop human rights policies and periodic reporting on operations and investments in countries with repressive regimes and/or conflict zones.
- The Fund advisor will ordinarily **support** proposals requesting a report discussing how investment policies address or could address human rights issues.
- The Fund advisor will ordinarily **support** proposals requesting that companies adopt or support reasonable third-party codes of conduct or principles addressing human rights and discrimination.
- The Fund advisor will ordinarily **support** proposals requesting that companies develop policies and protocols to eliminate bribery and corruption.
- The Fund advisor will ordinarily **support** proposals requesting a report discussing how business practices and/or products limit or could limit freedom of expression or privacy.

Unauthorized Images

Some corporations use images in their advertising or brands that are offensive to certain cultures, or that may perpetuate racism and bigotry. For instance, some companies use American Indian symbols and imagery to advertise and market commercial products, including sports franchises. Others have used images or caricatures of African Americans, Jews, Latinos, or other minority or indigenous groups in ways that are objectionable to members of such groups.

- The Fund advisor will **support** proposals asking companies to avoid the unauthorized use of images of racial, ethnic, or indigenous groups in the promotion of their products.

International Outsourcing Operations

Shareholder resolutions are sometimes filed calling on companies to report on their operating practices in international factories and plants located in places such as the Maquiladoras in Mexico, Southeast Asia, South Asia, Eastern Europe, the Caribbean or Central America. Companies often move to these places under U.S. government-sponsored programs to promote trade and economic development in these regions. In addition, companies have located in these regions to take advantage of lower labor costs as well as fewer environmental and other regulations. There have, however, been numerous cases of abuse of the human rights of employees and compromises of labor standards and the environmental integrity of communities.

- The Fund advisor will ordinarily **support** proposals calling for reports on treatment of workers and protection of human rights in international operations such as in the Maquiladoras or elsewhere.
- The Fund advisor will ordinarily **support** proposals calling for greater pay equity and fair treatment of workers, improved environmental practices, and stronger community support in offshore operations.

Access to Pharmaceuticals

The cost of medicine is a serious issue throughout the world. In the United States, many citizens lack health insurance and many more lack a prescription drug benefit under Medicare or private insurance programs. In Africa and in many other parts of the developing world, millions of people have already died from the AIDS virus and tens of millions more are infected. Medications to treat AIDS, malaria, tuberculosis and other diseases are often so costly as to be out of reach of most of those affected. Shareowner resolutions are sometimes filed asking pharmaceutical companies to take steps to make drugs more accessible and affordable to victims of pandemic or epidemic disease.

- The Fund advisor will ordinarily **support** proposals asking pharmaceutical companies to take steps to make drugs more affordable and accessible for the treatment of HIV AIDS, malaria, tuberculosis and other serious diseases affecting poor countries or populations.

- The Fund advisor will ordinarily **support** proposals asking companies with operations in heavily infected areas such as Africa to ensure that their workforces receive appropriate access to counseling or healthcare advice, health care coverage, or access to treatment.

E. *Indigenous Peoples' Rights*

Cultural Rights of Indigenous Peoples

The survival, security and human rights of millions of indigenous peoples around the world are increasingly threatened. Efforts to extract or develop natural resources in areas populated by Indigenous Peoples often threaten their lives and cultures, as well as their natural environments. Indigenous communities are demonstrating a new assertiveness when it comes to rejecting resource extraction projects. Calvert believes that to secure project access and ensure that invested assets eventually realize a return; leading companies must recognize the need to secure the free, prior and informed consent/consultation of affected indigenous communities and deliver tangible benefits to them.

- The Fund advisor will ordinarily **support** proposals requesting that companies respect the rights of and negotiate fairly with indigenous peoples, develop codes of conduct dealing with treatment of indigenous peoples, and avoid exploitation and destruction of their natural resources and ecology.
- The Fund advisor will ordinarily **support** proposals requesting companies to develop, strengthen or implement a policy or guideline designed to address free, prior and informed consent/consultation from indigenous peoples or other communities.

F. *Product Safety and Impact*

Many companies' products have significant impacts on consumers, communities and society at large, and these impacts may expose companies to reputational or brand risks. Responsible, well-governed companies should be aware of these potential risks and take proactive steps to manage them. Shareowner proposals that ask companies to evaluate certain impacts of their products, or to provide full disclosure of the nature of those products, can be harbingers of potential risks that companies may face if they fail to act. For example, several shareowner proposals have been filed requesting that food and beverage manufacturers label all foods containing genetically modified organisms (GMOs); other proposals have requested that companies report on the health or psychological impacts of their products.

- The Fund advisor will review on **case-by-case** basis proposals requesting that companies report on the impacts of their products on consumers and communities and will ordinarily **support** such proposals when the requests can be fulfilled at reasonable cost to the company, or when potential reputational or brand risks are substantial.

- The Fund advisor will ordinarily **support** proposals requesting that companies disclose the contents or attributes of their products to potential consumers.

Toxic Chemicals

Shareowner resolutions are sometimes filed with cosmetics, household products, and retail companies asking them to report on the use of toxic chemicals in consumer products, and to provide policies regarding toxic chemicals. Recent resolutions have focused on parabens, PVC, bromated flame retardants (BFRs), nanomaterials, and other chemicals. In addition, some resolutions ask the company to adopt a general policy with regard to toxics in products. These shareholder resolutions arise out of concern that many toxic chemicals may be legal to include in product formulations in the US, but not in other countries (such as the European Union)posing liability risk to the company. In addition, independent scientists have raised serious health and safety concerns about the use of some of these chemicals. Companies may face risk from harm to the consumer or affected communities, particularly as some of these chemicals persist in the environment.

- The Fund advisor will ordinarily **support** resolutions asking companies to disclose product ingredients.
- The Fund advisor will ordinarily **support** resolutions asking companies to disclose policies related to toxic chemicals.
- The Fund advisor will examine and vote on a **case-by-case** basis asking companies to reformulate a product by a given date, unless this reformulation is required by law in selected markets.

Animal Welfare

Shareowners and animal rights groups sometimes file resolutions with companies which engage in animal testing for the purposes of determining product efficacy or assuring consumer product safety.

- The Fund advisor will ordinarily **support** proposals seeking information on a company's animal testing practices, or requesting that management develop cost-effective alternatives to animal testing.
- The Fund advisor will ordinarily **support** proposals calling for consumer product companies to reduce or eliminate animal testing or the suffering of animal test subjects.
- The Fund advisor will examine and vote on a **case-by-case basis** proposals calling for pharmaceutical or medical products firms to reduce animal testing or the suffering of animal test subjects.

- The Fund advisor will ordinarily **support** proposals requesting that companies report to shareholders on the risks and liabilities associated with concentrated animal feeding operations unless: the company has publicly disclosed guidelines for its corporate and contract farming operations, including compliance monitoring; or the company does not directly source from confined animal feeding operations.

Tobacco

Shareowner resolutions are sometimes filed with insurance and health care companies asking them to report on the appropriateness of investments in the tobacco industry, and on the impact of smoking on benefit payments for death, disease and property loss.

- The Fund advisor will ordinarily **support** resolutions asking companies not to invest in the stocks of tobacco companies.
- The Fund advisor will ordinarily **support** resolutions asking companies to research the impact of ceasing business transactions with the tobacco industry.

G. Weapons Contracting

Weapons/Military Products

Shareowner resolutions may be filed with companies with significant defense contracts, asking them to report on the nature of the contracts, particularly the goods and services to be provided.

- The Fund advisor will ordinarily **support** proposals calling for reports on the type and volume of defense contracts.

H. Community

Equal Credit Opportunity

Access to capital is essential to full participation and opportunity in our society. The Equal Credit Opportunity Act (ECOA) prohibits lenders from discriminating with regard to race, religion, national origin, sex, age, etc. Shareowner resolutions are sometimes filed requesting: (1) reports on lending practices in low/moderate income or minority areas and on steps to remedy mortgage lending discrimination; (2) the development of fair lending policies that would assure access to credit for major disadvantaged groups and require reports to shareowners on the implementation of such policies; and (3) the application of ECOA standards by non-financial corporations to their financial subsidiaries.

- The Fund advisor will ordinarily **support** proposals requesting increased disclosure on ECOA and stronger policies and programs regarding compliance with ECOA.

Redlining

Redlining is the systematic denial of services to people within a geographic area based on their economic or racial/ethnic profile. The term originated in banking, but the same practice can occur in many businesses, including insurance and supermarkets. Shareowner resolutions are sometimes filed asking companies to assess their lending practices or other business operations with respect to serving communities of color or the poor, and develop policies to avoid redlining.

- The Fund advisor will **support** proposals to develop and implement policies dealing with fair lending and housing, or other nondiscriminatory business practices.

Predatory Lending

Predatory lending involves charging excessive fees to sub prime borrowers without providing adequate disclosure. Predatory lenders can engage in abusive business practices that take advantage of the elderly or the economically disadvantaged. This includes charging excessive fees, making loans to those unable to make interest payments and steering customers selectively to products with higher than prevailing interest rates. Shareowner resolutions are sometimes filed asking for the development of policies to prevent predatory lending practices.

- The Fund advisor will **support** proposals calling on companies to address and eliminate predatory lending practices.
- The Fund advisor will **support** proposals seeking the development of a policy or preparation of a report to guard against predatory lending practices.

Insurance Companies and Economically Targeted Investments

Economically targeted investments (ETIs) are loans made to low-to-moderate income communities or individuals to foster and promote, among other things, small businesses and farms, affordable housing and community development banks and credit unions. At present, insurance companies put less than one-tenth of one percent of their more than $1.9 trillion in assets into ETIs. Shareowner resolutions are sometimes filed asking for reports outlining how insurers could implement an ETI program.

- The Fund advisor will **support** proposals encouraging adoption of or participation in economically targeted investment programs that can be implemented at reasonable cost.

Healthcare

Many communities are increasingly concerned about the ability of for-profit health care institutions to provide quality health care. Shareholders have asked corporations operating hospitals for reports on the quality of their patient care.

- The Fund advisor will ordinarily **support** resolutions that call on hospitals to submit reports on patient healthcare and details of health care practices.

I. Political Action Committees and Political Partisanship

Shareholders have a right to know how corporate assets are being spent in furtherance of political campaigns, social causes or government lobbying activities. Although companies are already required to make such disclosures pursuant to federal and state law, such information is often not readily available to investors and shareowners. Moreover, corporate lobbying activities and political spending may at times be inconsistent with or actually undermine shareholder and stakeholder interests that companies are otherwise responsible to protect.

- The Fund advisor will ordinarily **support** resolutions asking companies to disclose political spending made either directly or through political action committees, trade associations and/or other advocacy associations.
- The Fund advisor will ordinarily **support** resolutions asking companies to disclose the budgets dedicated to public policy lobbying activities.
- The Fund advisor will ordinarily **support** resolutions requesting that companies support public policy activities, including lobbying or political spending that are consistent with shareholder or other stakeholder efforts to strengthen policies that protect workers, communities, the environment, public safety, or any of the other principles embodied in these Guidelines.

J. Other Issues

All social issues that are not covered in these Guidelines are delegated to the Fund's advisor to vote in accordance with the Fund's specific social criteria. In addition to actions taken pursuant to the Fund's Conflict of Interest Policy, Calvert Social Research Department ("CSRD") will report to the Boards on issues not covered by these Guidelines as they arise.

IV. CONFLICT OF INTEREST POLICY

All Calvert Funds strictly adhere to the Guidelines detailed in Sections I and II, above.

Thus, generally, adherence to the Global Proxy Voting Guidelines will leave little opportunity for a material conflict of interest to emerge between any of the Funds, on the one hand, and the Fund's investment advisor, sub-advisor, principal underwriter, or an affiliated person of the Fund, on the other hand.

Nonetheless, upon the occurrence of the exercise of voting discretion where there is a variance in the vote from the Global Proxy Voting Guidelines, which could lend itself to a potential conflict between these interests, a meeting of the Audit Committee of the Fund that holds that security will be immediately convened to determine how the proxy should be voted.

Adopted September 2000.
Revised September 2002.
Revised June 2003.
Revised August 2004.
Approved December 2004.
Revised January 2008.
Approved March 2008.
Revised January 2009.
Approved March 2009.
Revised July 2009.
Revised October 2009.
Revised November 2009.
Approved December 2009.
Revised June 2010.
Approved September 2010.
Revised August 2011.

Calvert
INVESTMENTS

4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

December 8, 2011

Ms. Debby Zurzolo
Executive Vice President, Corporate Secretary and General Counsel
The Cheesecake Factory Incorporated
26901 Malibu Hills Road
Calabasas Hills, CA 91301

Dear Ms. Zurzolo:

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the 43 mutual funds sponsored by Calvert Investments, Inc., including 22 funds that apply sustainability criteria. As of December 7, 2011, Calvert had over $12.5 billion in assets under management.

The Calvert Social Index Fund, the Calvert VP S&P MidCap 400 Index Portfolio and the Calvert VP Russell 2000 Small Cap Index Portfolio ("Funds") are beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation to follow under separate cover). Furthermore, each Fund has held these securities continuously for at least one year, and each Fund intends to continue to own shares in the Company through the date of the 2012 annual meeting of shareholders.

We are notifying you, in a timely manner, that we are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed, requesting that the Board of Directors provide a sustainability report to shareholders, prepared at reasonable cost and omitting propriety information, describing corporate policies and programs on workplace diversity and labor relations, product safety, environmental management, and addressing supply-chain risks, specifically vendor standards and compliance mechanisms for its vendors and suppliers. While we appreciate the conference call with the company on December 6, 2011, we were not satisfied with the outcome.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Mike Lombardo, at 301-961-4756, or contact him via email at mike.lombardo@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Ivy Wafford Duke

Ivy Wafford Duke, Esq.
Assistant Vice President and Assistant Secretary, Calvert Social Index Series, Inc. and Calvert Variable Products, Inc.

Enclosures: Resolution Text

Cc: Bennett Freeman, Senior Vice President for Sustainability Research and Policy, Calvert Investment Management, Inc.

Stu Dalheim, Director of Shareholder Advocacy, Calvert Investment Management, Inc.

Mike Lombardo, Senior Sustainability Analyst and Manager, Index, Calvert Investment Management, Inc.

Ellen Kennedy, Senior Sustainability Analyst, Calvert Investment Management, Inc.

Jill Peters, Vice President, Investor Relations, The Cheesecake Factory Incorporated

Sustainability Report Resolution
The Cheesecake Factory Incorporated - 2012 Annual Meeting

WHEREAS: Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens, are more likely to generate stronger financial returns, better respond to emerging issues, and enjoy long-term business success.

Mainstream financial companies are continuing to recognize the links between environmental, social and governance ("ESG") performance and shareholder value. As such, the availability of ESG performance data is growing through a wide range of data providers, such as Bloomberg. Also, investment firms like Goldman Sachs and Deutsche Asset Management are increasingly incorporating corporate social and environmental practices into their investment decisions. Furthermore, the United Nations' Principles for Responsible Investment, a set of guidelines that can be adopted by institutional investors addressing ESG issues, has approximately 920 signatories representing $30 trillion assets under management as of July 2011.

There has been an increase in corporate management of ESG issues and corporate sustainability reporting. According to a 2011 survey, 95% of the Global Fortune 250 companies now release corporate responsibility data, which is an increase of 11% since 2008 (KPMG International Survey of Corporate Responsibility Reporting 2011).

Food retailers have significant sustainability impacts related to product safety, environment, workforce, and supply-chain management. In the restaurant industry, companies like Starbucks have taken the lead in addressing these key impacts through comprehensive sustainability reporting. Our Company does not provide sustainability reporting. As investors, we believe that implementing and disclosing sustainability practices can help a company manage and reduce the cost of goods sold, through energy and transportation efficiencies, or employee diversity programs that may reduce turnover, thus, lowering overall operating expenses.

Sustainability disclosure also helps investors understand how the company is addressing emerging regulatory or reputational risks, such as product safety breaches, discrimination lawsuits by employees, or supply chain risks, all of which can have a damaging impact on the brand value of a company.

Managing these sustainability opportunities and risks is increasingly becoming a competitive advantage.

RESOLVED: Shareholders request that the Board of Directors prepare a sustainability report describing corporate policies and programs on workplace diversity and labor relations, product safety, environmental management, and addressing supply-chain risks, specifically vendor standards and compliance mechanisms for its vendors. The report, prepared at reasonable cost and omitting proprietary information, should be published by October 2012.

SUPPORTING STATEMENT: The report should include the company's definition of sustainability and a company-wide review of company policies, practices, and metrics related to long-term social and environmental sustainability.

We recommend that The Cheesecake Factory Incorporated use the Global Reporting Initiative's Sustainability Reporting Guidelines to prepare the report. The Global Reporting Initiative (www.globalreporting.org) is an international organization developed with representatives from the business, environmental, human rights, and labor communities.

Calvert
INVESTMENTS

4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

December 19, 2011

Ms. Debby Zurzolo
Executive Vice President, Corporate Secretary and General Counsel
The Cheesecake Factory Incorporated
26901 Malibu Hills Road
Calabasas Hills, CA 91301

Dear Ms. Zurzolo:

I am writing to follow up on the shareholder proposal submitted to The Cheesecake Factory in regards to sustainability reporting that Calvert Investment Management, Inc. submitted on December 8, 2011.

Please see the enclosed letter from State Street Corp., which shows The Calvert Social Index Fund, the Calvert VP S&P MidCap 400 Index Portfolio and the Calvert VP Russell 2000 Small Cap Index Portfolio ("Funds") are each a beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting. Furthermore, the Funds each held these securities continuously for at least one year at the time the shareholder proposal was submitted, and it is the Funds' intention to continue to own shares in the Company through the date of the 2012 annual meeting of shareholders.

Please contact me immediately by phone at (301)-961-4756 or email mike.lombardo@calvert.com if you have any further questions regarding this matter.

Sincerely,

Stu Dalheim
Vice President, Shareholder Advocacy

Enclosures:
State Street Letter

STATE STREET.

Investment Services
P.O. Box 5607
Boston, MA 02110

December 15, 2011

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of December 9, 2011 the Calvert Funds listed below held the indicated amount of shares of the stock of Cheesecake Factory, Inc. (Cusip 163072101). Also the funds held the amount of shares indicated continuously between 12/2/2010 & 12/9/2011.

Fund		Cusip	Shares as of 12/9/2011	Shares held continuously since 12/2/2010
D872	Calvert Social Index Fund	163072101	930	930
D895	Calvert VP S&P Mid Cap 400 Index Portfolio	163072101	9,327	9,099
D896	Calvert VP Russell 2000 Small Cap Index Portfolio	163072101	4,746	4,746

Please feel free to contact me if you need any further information.

Sincerely,

Brian McAnern
Assistant Vice President
State Street Corp

From: Ahern, Mary [MAhern@thecheesecakefactory.com]
Sent: Friday, January 27, 2012 3:25 PM
To: shareholderproposals
Cc: Peter Menard; Zurzolo, Debby
Subject: No action letter request dated 1/27/2012
Attachments: SEC no-action letter request 1-27-2012 FINAL.pdf

Dear Sir or Madam: Attached please find a no-action letter request dated January 27, 2012 for your review and consideration.

Sincerely,

Mary E. Ahern
Director, Corporate Affairs and Compliance (Legal Department)
The Cheesecake Factory Incorporated
Ph: (818) 871-3068
mahern@thecheesecakefactory.com

SheppardMullin

Sheppard Mullin Richter & Hampton LLP
333 South Hope Street, 43rd Floor
Los Angeles, CA 90071-1422
213.620.1780 main
213.620.1398 main fax
www.sheppardmullin.com

213.617.5483 direct
pmenard@sheppardmullin.com

File Number: 20GN-161234

January 27, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: The Cheesecake Factory Incorporated – Shareholder Proposal Submitted by Calvert Investments

Ladies and Gentlemen:

This letter is submitted on behalf of our client, The Cheesecake Factory Incorporated, a Delaware corporation ("TCF"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") of TCF's intention to exclude from the proxy materials for its 2012 annual meeting of shareholders (the "2012 Annual Meeting") a shareholder proposal and statement of support received on December 12, 2011 (the "Proposal") from Calvert Investments. For the reasons set forth below, TCF intends to exclude the Proposal from its proxy materials in reliance on Rules 14a-8(b), 14a-8(f), 14a-8(c), 14a-8(i)(3) and 14a-8(i)(7). TCF respectfully requests the Staff to confirm that it will not recommend enforcement action to the Commission if TCF excludes the Proposal from the proxy materials for the 2012 Annual Meeting in reliance on Rule 14a-8.

In accordance with Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008), we are filing this letter and its attachments to the Staff by e-mail to shareholderproposals@sec.gov no later than 80 calendar days before the date on which TCF expects to file with the Commission the definitive proxy materials for the 2012 Annual Meeting. TCF expects to file its definitive proxy materials on or about April 20, 2012. I am simultaneously providing by e-mail and facsimile a copy of this letter and its attachments to Calvert Investments as notice of TCF's intent to omit the Proposal from the proxy materials for the 2012 Annual Meeting. Calvert Investments is hereby requested pursuant to the requirements of Rule 14a-8(k) to provide to the undersigned on behalf of TCF a copy of any correspondence relating to the Proposal simultaneously with submitting the same to the Staff.

I. The Proposal

The Proposal requests that TCF's shareholders approve the following resolution:

> RESOLVED: Shareholders request that the Board of Directors prepare a sustainability report describing corporate policies and programs on workplace diversity and labor relations, product safety, environmental management, and addressing supply-chain risks, specifically vendor standards and compliance mechanisms for its vendors. The report, prepared at reasonable cost and omitting proprietary information, should be published by October 2012.

II. Background

On December 12, 2011, TCF received a letter dated December 8, 2011, a copy of which is attached as Exhibit A, presenting the Proposal for vote at the 2012 Annual Meeting. A copy of the Proposal, consisting of a lengthy "Whereas" clause, the resolution quoted above and a supporting statement, appears as an exhibit to that letter. Although the letter was on the letterhead of Calvert Investments, it was signed by an employee of Calvert Social Index Series, Inc. ("Calvert Social Index") and Calvert Variable Products, Inc ("Calvert Variable Products"), neither of which is a registered holder of TCF stock, and stated that "[a]s long-standing shareholders, we are filing the enclosed [proposal]." The letter purported to present the Proposal on behalf of the Calvert Social Index Fund, the Calvert VP S&P Mid Cap 400 Index Fund and the Calvert VP Russell 2000 Small Cap Index Portfolio (collectively, the "Funds"), none of which is a registered holder of TCF stock. The letter represented that (1) the Funds were beneficial owners of at least $2,000 of TCF stock, (2) each Fund had held these shares continuously for at least one year, and (3) each Fund intended to continue to own shares in TCF through the date of the 2012 Annual Meeting. The letter further pledged to provide under separate cover supporting documentation of the Funds' ownership of TCF stock.

Under cover of a letter dated December 19, 2011, and signed by an employee of Calvert Investment Management, Inc. ("Calvert Investment Management"), TCF was provided with a letter dated December 15, 2011 from State Street Corp. to Calvert Investment Management setting forth the number of shares of TCF stock held by each of the Funds continuously between December 2, 2010 and December 9, 2011. This letter, together with the accompanying letter of State Street Corp., is attached as Exhibit B. Although this letter was received by TCF's mailroom on December 20, 2011, it was not delivered to TCF's management until December 29, 2011 due to a clerical error.

By letter dated December 22, 2011, a copy of which is attached as Exhibit C, TCF requested Calvert Investments to provide TCF with proof that the Funds satisfied the share ownership requirements of Rule 14a-8 as of the date that they submitted the Proposal. This lettert was accompanied by a copy of Rule 14a-8(b)(2). At the time this letter was sent to Calvert Investments, TCF's management was not aware that Calvert Investments had provided the foregoing letter from State Street Corp. and, accordingly, limited its response to the Proposal to a request for proof that the Funds satisfied the share ownership requirements.

Upon delivery to management of the letter of Calvert Investment Management dated December 19, 2011, with the accompanying letter from State Street Corp., TCF promptly requested Calvert Investment Management by letter dated January 3, 2012, a copy of which is attached as Exhibit D, to:

- clearly identify the person submitting the Proposal on behalf of the Funds;
- provide proof that the person submitting the Proposal was, at the time of submitting the Proposal, and continued to be, authorized to submit the Proposal on behalf of the Funds;
- provide a statement from each Fund, or a person authorized to speak on behalf of each Fund, that the Fund intended to own or hold the minimum number of shares of TCF stock required to meet the share ownership requirements of Rule 14a-8 through the date of the 2012 Annual Meeting; and
- provide copies of the investment advisory contracts between Calvert Investment Management and each of the Funds, as well as the constituent documents of the Funds, to demonstrate that Calvert Investment Management had the authority to submit the Proposal and to make the representation concerning investment intent on behalf of the Funds.

Calvert Investment Management failed to respond to TCF's letter dated January 3, 2012.

The letters dated December 8, 2011 and December 19, 2011 intermingle Calvert Investments, Calvert Investment Management, Calvert Social Index and Calvert Variable Products without regard to the separate existence of these legal entities or any explanation as to their relationship to each other or the Funds. Other than the fact that the name of each of these entities and the Funds include the word "Calvert," TCF has no way of knowing whether these entities and the Funds are related or whether any of these entities has the authority to act on behalf of any of the others. For simplicity, these entities are collectively referred to in this letter as "Calvert."

III. Grounds For Exclusion

TCF believes the Proposal may properly be excluded from the proxy materials for the 2012 Annual Meeting pursuant to:

- Rule 14a-8(b) because Calvert failed to establish its authority to submit the Proposal on behalf of the Funds;
- Rule 14a-8(f) because Calvert failed to provide TCF with a statement from each Fund, or a person authorized to speak on behalf of each Fund, that the Fund intends to own or hold the minimum amount of TCF stock required by the rule through the date of the 2012 Annual Meeting;
- Rule 14a-8(c) because the Proposal contains multiple proposals;

- Rule 14a-8(i)(3) because the Proposal is so vague and indefinite as to be misleading; and
- Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations.

IV. Discussion

A. Rule 14a-8(b) — Calvert Has Not Demonstrated that it is Authorized to Submit the Proposal on Behalf of the Funds

To be eligible to submit a proposal under Rule 14a-8(b), a proponent must have continuously held at least $2,000 in market value, or one percent, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year by the date that the proponent submitted the proposal. As the Staff has made clear, only beneficial owners with an economic interest in the shares that provide the basis for the submission of a shareholder proposal may submit such proposals. *See, e.g., Chesapeake Energy Corporation* (Apr. 13, 2010) (concurring in the exclusion of a co-proponent on the basis that it "had no economic stake or investment interest in the company by virtue of the shares held in its clients' accounts"); *The Western Union Company* (Mar. 10, 2010) (concurring in the exclusion of a proposal on the basis "that the proponent has no economic stake or investment in the company by virtue of the shares held in its clients' accounts").

We respectfully submit that TCF may exclude the Proposal from the proxy materials for the 2012 Annual Meeting based on the foregoing guidance. Calvert has failed to demonstrate that it is eligible to submit the Proposal — either as a shareholder in its own right or on behalf of the Funds. Calvert is not a registered holder of TCF stock nor is it a beneficial owner of TCF stock. Instead, it is submitting the Proposal on behalf of the Funds, which also are not registered holders of TCF stock. Even if the Funds are beneficial owners of TCF stock, Calvert has not demonstrated that it is authorized to submit the Proposal on their behalf.

As noted above, TCF brought these deficiencies to Calvert's attention in TCF's letters dated December 22, 2011 and January 3, 2012. In these deficiency letters, TCF informed Calvert of the minimum share ownership requirements of Rule 14a-8, provided a copy of Rule 14a-8(b)(2), and requested that (1) Calvert resolve the ambiguity as to whether Calvert Investments, Calvert Investment Management, Calvert Social Index or Calvert Variable Product was submitting the Proposal on behalf of the Funds, (2) demonstrate that the Funds satisfied the minimum share ownership requirements of Rule 14a-8, and (3) demonstrate that Calvert was authorized to submit the Proposal on behalf of the Funds. Notwithstanding the fact that TCF clearly identified the deficiencies in Calvert's submissions, Calvert has failed to identify the person submitting the Proposal on behalf of the Funds or to demonstrate that such person was authorized to submit the Proposal on behalf of the Funds. These failures provide TCF with a basis for excluding the Proposal from the proxy materials for the 2012 Annual Meeting.

The requirements of Rule 14a-8 are highly technical. As a result, the Staff has properly required a company seeking to exclude a proposal on the grounds of technical deficiencies to clearly identify the deficiencies and to permit the proponent a reasonable opportunity to correct the deficiencies. TCF fully agrees with the Staff's position that the technical requirements of Rule 14a-8 should not constitute a "gotcha." TCF has clearly identified the deficiencies in the Proposal. Calvert has not only failed to cure the deficiencies but has failed even to respond. It should also be noted that according to its website (www.calvert.com/sri-resolutions.html) the Calvert family of mutual funds includes 43 funds with over $12.5 billion under management and has sponsored 132 shareholder proposals in the 2009, 2010, 2011 and 2012 proxy seasons. As a sophisticated investor and experienced proponent of shareholder proposals, Calvert should understand the requirements of Rule 14a-8. Calvert's disregard of these requirements and failure to respond to notice of the deficiencies in the Proposal warrant the exclusion of the Proposal from the proxy materials for the 2012 Annual Meeting.

The Staff consistently has permitted the exclusion of a proposal submitted by an investment adviser that manages funds that beneficially own the relevant voting securities, in the absence of proof that the investment adviser is authorized to submit proposals on behalf of the funds it manages. *See, e.g., Chesapeake Energy Corp.* (Apr. 13, 2010); *The Western Union Co.* (Mar. 10, 2010 and Mar. 4, 2008). In each of these letters, the Staff concluded that the failure to provide information demonstrating that an investment adviser was authorized to submit a proposal on behalf of its clients provided a basis for excluding the proposal under Rule 14a-8(b).

Calvert has failed to demonstrate that it is authorized to submit the Proposal on behalf of the Funds, despite TCF's clear and timely request for such proof. Accordingly, in reliance on the interpretive positions reflected in *Chesapeake Energy* and *The Western Union Company*, TCF intends to exclude the Proposal from the proxy materials for the 2012 Annual Meeting.

B. Rule 14a-8(f) — The Funds Have Not Provided a Written Statement That They Intend to Hold the Requisite Amount of Securities Through the Date of the 2012 Annual Meeting

Rule 14a-8(b) requires that a proponent hold the securities that entitle the proponent to submit the shareholder proposal through the date of the meeting and provide the company with a written statement of its intent to do so. To implement this requirement, Rule 14a-8(b)(2) requires the beneficial owner of the voting securities to submit its "own written statement that [it] intend[s] to continue to hold the securities through the date of the meeting of shareholders." In its December 8, 2011 letter, Calvert stated that "each Fund intends to continue to own <u>shares</u> in [TCF] through the date of the 2012 annual meeting of shareholders" (emphasis added), which can be read to mean that each Fund intends to hold as few as two shares of TCF stock rather than the number of shares required to meet the share ownership requirements of Rule 14a-8. Calvert has failed to respond to TCF's request that either (1) each Fund provide a statement that it intends to hold the <u>minimum number</u> shares of TCF stock required to meet the share ownership requirements of Rule 14a-8 through the date of the 2012 Annual Meeting, or (2) if such statement is provided by a third party on behalf of the Funds, that such person demonstrate that it is authorized to make that representation on behalf of the Funds.

The Staff has permitted the exclusion of a proposal where the proponent has failed to provide a statement that it would continue to own the requisite amount of stock through the date of the meeting. *See, e.g., Energen Corp.* (Feb. 22, 2011).

The Proposal is distinguishable from the recent no-action request in *Hanesbrands Inc.* (Jan. 13, 2012) in which the Staff was unable to concur in the exclusion of a proposal requesting the board of directors of Hanesbrands Inc. to issue a report describing the company's vendor standards pertaining to reducing supply chain environmental impacts on water use and related pollution. In *Hanesbrands*, the company sought to exclude the proposal on the grounds that the investment advisor to the proponent had failed to provide the company with a statement from the proponent itself regarding its intent to hold the minimum amount of stock required by Rule 14a-8. By contrast, TCF has merely requested Calvert to demonstrate that it is authorized to make that representation on behalf of each of the Funds. As noted above, Calvert's letters dated December 8, 2011 and December 19, 2011 intermingle Calvert Investments, Calvert Investment Management, Calvert Social Index and Calvert Variable Product without any explanation as to their relationship to each other or the Funds. Other than the fact that the name of each of these entities and the Funds include the word "Calvert," TCF has no way of knowing whether these entities and the Funds are related or whether any of these entities has the authority to act on behalf of any of the others. In contrast to the hypertechnical argument made in *Hanesbrands* (that based on the language of Rule 14a-8(b)(2)(i) the proponent must provide its own written statement that it intends to continue to hold the securities through the date of the meeting), TCF has merely requested Calvert to demonstrate that it is authorized to make that representation on behalf of each of the Funds.

Calvert has failed (1) to correct its initial statement on behalf of each Fund to indicate that the Fund intends to hold the requisite amount of TCF's stock through the date of the 2012 Annual Meeting (rather than merely an unspecified number of shares) or (2) to demonstrate that it is authorized to make that representation on behalf of each Fund despite TCF's clear and timely request for such proof. Accordingly, in reliance on the interpretive position reflected in *Energen*, TCF intends to exclude the Proposal from the proxy materials for the 2012 Annual Meeting in reliance on Rule 14a-8(f).

C. Rule 14a-8(c) – The Proposal Contains Multiple Proposals

Rule 14a-8(c) provides that a stockholder may submit only one proposal for a particular shareholder meeting. The Proposal, however, requests the board of directors of TCF to report on corporate policies and programs relating to myriad disparate aspects of the company's operations. As a result, a shareholder may be obliged to vote in favor of the production of one or more reports he or she would otherwise oppose in order to support the production of a single report he or she might believe to be appropriate. The subject matters of the reports requested by the Proposal – workplace diversity, labor relations, product safety, environmental management, and supply chain management – are unrelated. A shareholder who supports the production of a report on supply chain management in the belief that this subject matter involves significant social policy issues may oppose a report on workplace diversity, labor relations or product safety on the grounds that it would intrude into the day-to-day operations of the company properly delegated to management and, accordingly, would waste the company's resources and divert the attention of management. By bundling requests for reports on multiple unrelated topics, the Proposal deprives shareholders of the opportunity to communicate to the board of directors their views on the appropriateness of each of the topics. *See* Exchange Act Release No. 34-31326 (October 16, 1992).

The Staff has consistently recognized that Rule 14a-8(c) permits the exclusion of proposals combining separate and distinct elements that lack a single, well-defined unifying concept, even if the elements are presented as part of a single program and relate to the same general subject mater. *See, e.g., Parker-Hannifin Corp.* (Sept. 4, 2009) (concurring in the exclusion of a "triennial executive pay vote program" consisting of three elements); *PG&E Corp.* (Mar. 11, 2010) (concurring in the exclusion of a proposal requiring multiple actions to mitigate the risks involved in the operation of a power plant); *Duke Energy Corp.* (Feb. 27, 2009) (concurring in the exclusion of a proposal requesting stock ownership guidelines for director candidates, new conflict of interest disclosure and restrictions on director compensation); *General Motors Corp.* (Apr. 9, 2007) (concurring in the exclusion of a proposal seeking shareholder approval for a corporate restructuring consisting of multiple transactions); *Centra Software, Inc.* (Mar. 31, 2003) (concurring in the exclusion of a proposal requesting amendments to the bylaws to require separate meetings of the independent directors and that the chairman of the board not be a company officer or employee); *HealthSouth Corp.* (Mar. 28, 2006) (concurring in the exclusion of multiple proposals related to giving shareholders the power to add directors of their own choosing); *Exxon Mobil Corp.* (Mar. 19, 2002) (concurring in the exclusion of multiple proposals related to the diversification of the board); *Allstate Corp* (Jan. 29, 1997) (concurring that a submission constituted multiple proposals when it requested that the company adopt cumulative voting and then avoid certain actions alleged to impair the effectiveness of cumulative voting).

Like the proposals in the precedents discussed above, the Proposal requests reports on multiple aspects of the company's operations that are related only by Calvert's vague assertion that they each relate to the amorphous category of "environmental, social and governance performance." Accordingly, because the Proposal requires shareholders to approve or reject all or none of the subject matters to be covered by the report, and in reliance on the interpretive positions cited above, TCF intends to exclude the Proposal from the proxy materials for the 2012 Annual Meeting under Rule 14a-8(c) because it does not relate to a single, well-defined unifying concept.

D. Rule 14a-8(i)(3) – The Proposal Is So Vague and Indefinite as to be Misleading

Rule l4a-8(i)(3) permits a company to exclude from its proxy materials a shareholder proposal if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has consistently taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule l4a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Puget Energy, Inc.* (Mar. 7, 2002) (concurring in the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of 'improved corporate governance'"); *Capital One Financial Corp.* (Feb. 7, 2003) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against").

The Proposal uses the term "sustainability" no fewer than ten times, but nowhere defines the term. In fact, the supporting statement requests that the company's report "should include the company's definition of sustainability." Based on the statement in the recital that implementing and disclosing "sustainability practices" can improve TCF's operating results, a shareholder might infer that sustainable practices are those that enable a business to remain profitable, a necessary condition to continuity. Based on the numerous references in the recital to social responsibility, however, a shareholder might infer that sustainable practices are those that minimize the social impact of a company's business activities. The Proposal asks the shareholders to request the board of directors to prepare a "sustainability report," and the board of directors to create a definition of "sustainability," with no guidance as to the standards that are to be applied. Even if it were possible for the board of directors to articulate a standard for "sustainability," and then to apply that standard to its policies and programs, the resulting report would likely be labeled "self-serving" by one or more of the shareholders who expected that they were voting for something altogether different. TCF respectfully submits that the proponent should have provided guidance to the board of directors as to which of the disparate notions of "sustainability" should be used in the report requested in the Proposal.

In reliance on the interpretive positions cited above, TCF intends to exclude the Proposal from the proxy materials for the 2012 Annual Meeting in reliance on Rule 14a-8(i)(3) because the Proposal is so vague and indefinite as to be misleading.

E. Rule 14a-8(i)(7) – The Proposal Deals With Matters Relating to the Company's Ordinary Business Operations

1. Overview of the Ordinary Business Exclusion and the Exception for Significant Policy Issues

Rule 14a-8(i)(7) permits a company to exclude from its proxy materials a shareholder proposal that relates to its "ordinary business operations." The policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release").

The 1998 Release identified two "central considerations" for the ordinary business exclusion. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The Commission noted that, "[e]xamples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second consideration was "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 34-12999 (Nov. 22, 1976)).

In the 1998 Release, the Commission noted that the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations."

A proposal will not be deemed to relate to a company's ordinary business operations merely because it requests the company to prepare a report, form a committee, include disclosure in a Commission report or engage in the evaluation of risk. In determining whether such a proposal may be excluded under Rule 14a-8(i)(7), the Staff will consider whether the underlying subject of the report, committee, disclosure or risk assessment involves a matter of ordinary business. If it does, the proposal will be excludable. Staff Legal Bulletin 14E (October 27, 2009).

In the 1998 Release, the Commission recognized that "proposals relating to [ordinary business] matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable." In determining whether the subject matter of a proposal is a significant policy issue, the Staff considers the proposal and the supporting statement as a whole. Staff Legal Bulletin 14C (June 28, 2005).

In applying these principles, the Staff has refused to permit the exclusion of proposals requesting reports regarding the effects of a company's operations on the environment. For example, in both *Chesapeake Energy Corp.* (April 13, 2010) and *Ultra Petroleum Corp.* (March 26, 2010), the Staff refused to concur with the exclusion of proposals requesting that each company prepare a report summarizing the effects of the company's fracturing operations on the environment because the proposals "focuse[d] primarily on the environmental impacts" of the company's operations. Likewise, in *SunTrust Banks, Inc.* (Jan. 13, 2010), the Staff did not permit the exclusion of a proposal that requested a "sustainability report describing strategies to address the environmental and social impacts of [the company's] business, including strategies to address climate change."

However, when a proposal is focused on risks to the company, rather than social policy, it is excludable. For example, in *JP Morgan & Chase Co.* (Mar. 12, 2010) the Staff considered a proposal that requested a report "assessing the impact of [mountain top removal coal mining by JPMorgan's] clients on the environment" and the "adoption of a policy barring future [JP Morgan] financing of companies engaged in [mountain top removal coal mining]." The Staff permitted JPMorgan to exclude the proposal because it impacted JPMorgan's ordinary business operations, such as its "decision to extend credit or provide other types of financial services to particular types of customers." *See also Wal-Mart Stores, Inc.* (Mar. 21, 2011) (concurring in the exclusion of a proposal requesting a report on the risks created by actions to avoid or minimize taxes); *UnitedHealth Group Incorporated* (Mar. 16, 2011) (concurring in the exclusion of a proposal requesting a report on how the company is responding to regulatory, legislative and public pressures to ensure affordable health care coverage and measures taken to contain the price increases associated with health care premiums); *ExxonMobil Corporation* (Mar. 3, 2011) (concurring in the exclusion of a proposal requesting a report on U.S. government subsidies that reduced the costs of doing business and any associated reputational risks); *PepsiCo., Inc.* (Mar. 3, 2011) (concurring in the exclusion of a proposal requesting a report on various public policy issues); *Pepco Holdings, Inc.* (Feb. 18, 2011) (concurring in the exclusion of a proposal requesting a report on market opportunities for non-commercial renewable solar power); *Pfizer Inc.* (Feb. 16, 2011) (concurring in the exclusion of a proposal requesting a report on the risks created by actions to avoid or minimize taxes); *The Home Depot, Inc.* (Mar. 2, 2011) (concurring in the exclusion of a proposal requesting a report on the risks created by actions to avoid or minimize taxes); *PetSmart, Inc.* (Apr. 8, 2009) (concurring in the exclusion of a proposal requesting a report on the feasibility of phasing out the sale of live animals); *Foundation Coal Holdings, Inc.* (Mar. 11, 2009) (concurring in the exclusion of a proposal requesting a report on how the company is responding to rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions from its operations and from the use of its primary products); *CONSOL Energy Inc.* (Feb. 23, 2009) (concurring in the exclusion of a proposal requesting a report on how the company is responding to rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions from its operations and from the use of its primary products); *Alpha Natural Resources, Inc.* (Feb. 17, 2009) (concurring in the exclusion of a proposal requesting a report on how the company is responding to rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions from its operations and from the use of its primary products); *General Electric Co.* (Jan. 9, 2009) (concurring in the exclusion of a proposal requesting a report on the costs and benefits of divesting the company's nuclear energy investment and instead investing in renewable energy); *Walgreen Co.* (Oct. 13, 2006) (concurring in the exclusion of a proposal requesting a report as to the extent to which the company's private label cosmetics and personal care products contain harmful chemicals that accumulate in the body or persist in the environment); *Newmont Mining Corp.* (Feb. 5, 2005) (concurring in the exclusion of a proposal requesting management to review its policies concerning waste disposal at certain of its mining operations, with a particular reference to potential and public health risks incurred by the company).

2. *The Focus of the Proposal is on Ordinary Business Operations, Not Significant Policy*

The Staff has consistently permitted the exclusion of proposals that focus on a company's day-to-day business activities regardless of the fact that such day-to-day activities implicate larger social issues.

The Proposal requests the board of directors of TCF to report on specific aspects of the company's operations – workplace diversity, labor relations, product safety, environmental management, and supply-chain issues, specifically vendor standards and compliance mechanisms for vendors. The recital to the proposed shareholder resolution argues that implementing and disclosing TCF's practices with respect to these specific areas of operations can reduce the cost of goods sold, lower operating expenses, manage risks, and protect TCF's brand value.

Unlike the proposals in *Chesapeake Energy Corp.* and *Ultra Petroleum Corp.*, which focused primarily on the environmental impacts of the company's operations, the Proposal is focused on the impact of TCF's policies and programs on TCF's financial results, rather than the social impact of such policies and programs. The effect of TCF's policies and programs relating to workplace diversity, labor relations, product safety, environmental management, vendor standards and vendor compliance on TCF's results of operations are issues at the very core of TCF's day-to-day operations and are not appropriate subjects for direct shareholder oversight.

3. *The Proposal Seeks Direct Shareholder Oversight of, and to Micro-Manage, Day-to-Day Business Operations*

The Proposal seeks direct shareholder oversight of, and to micro-manage, basic components of TCF's day-to-day business operations. Assessing the impact on TCF's operations of such subjects as workplace diversity, labor relations, product safety, environmental management, vendor standards and vendor compliance, and adjusting the company's policies and practices with regard to each of these subjects, involve both (1) fundamental management functions and (2) complex issues upon which shareholders, as a group, are not qualified to make an informed judgment. Indeed, most of the business activities on which the Proposal requests a report are included in the examples provided by the Commission in the 1998 Release as not being suitable for shareholder oversight, namely workforce management, production quality and supplier retention. The requested report would require a detailed explanation of how TCF manages its workforce, product production, quality control, food safety, and purchasing of raw materials, thereby encompassing virtually every aspect of TCF's business. The preparation of this report would be expensive, divert critical management resources from TCF's day-to-day operations, and involve issues that the average shareholder would not have sufficient expertise to understand. In effect, the Proposal is based on the assumption that either (1) the Commission's disclosure requirements under Form 10-K are inadequate to provide the information required by the average shareholder to make an informed investment decision or (2) TCF has failed to comply with these requirements. The requested report involves precisely the direct shareholder oversight and micro-management of the basic components of TCF's day-to-day business operations that the Commission and the Staff have consistently prohibited in the 1998 Release, Staff Legal Bulletins 14C and 14E and the interpretive positions taken in response to the no-action requests summarized above.

4. The Proposal Relates to TCF's Compliance with Applicable Law

The Staff has consistently permitted the exclusion of proposals that relate to a company's compliance with applicable law on the grounds that legal compliance is part of ordinary business operations. *See e.g., Johnson & Johnson* (Feb. 22, 2010) (concurring in the exclusion of a proposal requesting the company to verify the employment status of employees using specified procedures); *FedEx Corporation* (July 14, 2009) (concurring in the exclusion of a proposal requesting an independent committee to report on compliance of the company and its contractors with laws governing classification of employees); *Verizon Communications Inc.* (Jan. 7, 2008) (concurring in the exclusion of a proposal requesting that the board of directors adopt policies to ensure the company and its contractors do not engage in illegal trespass actions and report on policies for preventing and handling illegal trespass incidents); *Ford Motor Company* (Mar. 19, 2007) (concurring in the exclusion of a proposal requesting appointment of an independent legal advisory commission to investigate alleged violations of law); *Bank of America Corporation* (Jan. 11, 2007) (concurring in the exclusion of a proposal requesting creation of a position to review whether the company adequately defends and upholds the economy and security of the U.S.); *The AES Corporation* (Jan. 9, 2007) (concurring in the exclusion of a proposal requesting creation of oversight committee to monitor compliance with applicable laws, rules and regulations of federal, state and local governments); *Monsanto Corp.* (Nov. 3, 2005) (concurring in the exclusion of a proposal requesting establishment of oversight committee for compliance with code of ethics and applicable federal, state and local rules and regulations); *Humana Inc.* (Feb. 25, 1998) (concurring in the exclusion of a proposal requesting that the board of directors appoint a committee of outside directors to oversee the company's corporate anti-fraud compliance program to investigate possible corporate misconduct and report to shareholders the findings of its review); *General Electric Co.* (Jan. 4, 2005) (concurring in the exclusion of a proposal requesting a report detailing the company's broadcast television stations' activities to meet public interest obligations); and *Allstate Corp.* (Feb.16, 1999) (concurring in the exclusion of a proposal requesting an independent shareholder committee to investigate issues of illegal activity by the company).

The recital to the Proposal argues that TCF's response to regulations, including those involving product safety and employment discrimination, can damage TCF's brand value. TCF's business is subject to extensive labor, health, safety and environmental regulations, all as discussed in considerable detail in its Annual Reports on Form 10-K. The monitoring, assessment of and compliance with regulatory requirements is an important and complex component of TCF's day-to-day business operations. TCF has implemented comprehensive procedures to review and make risk assessments, and detect and report violations, of laws, regulations and policies. The fact that some of these laws, regulations and policies may implicate significant policy issues does not mean that the compliance procedures themselves constitute significant policy issues. To insert shareholders into what are otherwise routine management decisions would interfere with management's core function of overseeing TCF's compliance programs.

5. The Proposal Relates to TCF's Relationships with its Vendors

The manner in which TCF imposes vendor standards and monitors compliance by its vendors with these standards and internal policies are matters that are fundamental to the day-to-day management of TCF's operations. The fact that some of these policies may parallel significant policy issues does not mean that the standards, policies or compliance procedures themselves constitute significant policy issues. To insert shareholders into what are otherwise routine management decisions would interfere with management's core functions of overseeing TCF's compliance programs and managing its relationships with its vendors.

The Commission has consistently permitted companies to exclude shareholder proposals pursuant to Rule 14a-8(i)(7) that interfere with a company's business relationships with its suppliers. *See, e.g., Alaska Air Group, Inc.* (Mar. 8, 2010) (concurring in the exclusion of a proposal requesting a report disclosing maintenance and security standards used by contract repair stations and the company's procedures for overseeing maintenance performed by contract repair stations); *Dean Foods Company* (Mar. 9, 2007) (concurring in the exclusion of a proposal requesting an independent committee review the company's policies to protect the company's brands and reputation and address consumer criticism).

TCF contracts with hundreds of vendors at any given time. The contractual relationship between TCF and its vendors govern matters as varied as product and performance specifications, quality standards, food and product safety, financial cost, and delivery requirements, among other issues. The dynamics of these relationships require the balancing of a wide array of business, cultural, legal, internal and external factors, none of which can be reviewed in isolation from the other factors. Like the proposals in *Alaska Air Group* and *Dean Foods Company*, by requiring a report "addressing supply-chain risks, specifically vendor standards and compliance mechanisms for its vendors," the Proposal impermissibly seeks direct shareholder oversight and micro-management of a fundamental aspect of TCF's day-to-day operations on which shareholders would not be equipped to make an informed judgment.

Because the Proposal focuses on matters relating to TCF's ordinary business operations, rather than on significant policy issues, TCF intends to exclude the Proposal from the proxy materials for the 2012 Annual Meeting in reliance on Rule 14a-8(i)(7).

V. Conclusion

It is TCF's position that Calvert and the Funds are ineligible to submit the Proposal because (i) Calvert failed to demonstrate that it is authorized to submit the Proposal on behalf of the Funds, and (ii) the Funds failed to provide a written statement of their intent to hold the requisite amount of TCF stock through the date of the 2012 Annual Meeting. Assuming for the sake of argument that Calvert and the Funds are not ineligible, the Proposal may be excluded because (i) the Proposal contains multiple proposals, (ii) the Proposal is so vague and indefinite as to be misleading, and (iii) the Proposal deals with matters relating to TCF's ordinary business operations. As a result, and based on the facts and the interpretative positions discussed above, TCF believes that it may exclude the Proposal from its 2012 proxy materials pursuant to

Rules 14a-8(b), 14a-8(f), 14a-8(c), Rule 14a-8(i)(3) and 14a-8(i)(7). By this letter, TCF respectfully requests confirmation that the Staff will not recommend enforcement action to the Commission if TCF excludes the Proposal from the proxy materials for the 2012 Annual Meeting.

By copy of this letter, TCF is notifying Calvert Investments of TCF's intention to omit the Proposal from the proxy materials for the 2012 Annual Meeting.

In accordance with Staff Legal Bulletin 14F (October 18, 2011), please send your response to this letter to the undersigned by e-mail at pmenard@sheppardmullin.com. If you have any questions regarding this request or desire additional information, please contact me at (213) 617-5483.

Very truly yours,

Peter M. Menard

Peter M. Menard

for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

Attachments

cc: Debby Zurzolo, Esq.
Ivy Wafford Duke, Esq.
Bennett Freeman
Stu Dalheim

EXHIBIT A

Calvert
INVESTMENTS

4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

December 8, 2011

Ms. Debby Zurzolo
Executive Vice President, Corporate Secretary and General Counsel
The Cheesecake Factory Incorporated
26901 Malibu Hills Road
Calabasas Hills, CA 91301

Dear Ms. Zurzolo:

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the 43 mutual funds sponsored by Calvert Investments, Inc., including 22 funds that apply sustainability criteria. As of December 7, 2011, Calvert had over $12.5 billion in assets under management.

The Calvert Social Index Fund, the Calvert VP S&P MidCap 400 Index Portfolio and the Calvert VP Russell 2000 Small Cap Index Portfolio ("Funds") are beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation to follow under separate cover). Furthermore, each Fund has held these securities continuously for at least one year, and each Fund intends to continue to own shares in the Company through the date of the 2012 annual meeting of shareholders.

We are notifying you, in a timely manner, that we are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed, requesting that the Board of Directors provide a sustainability report to shareholders, prepared at reasonable cost and omitting propriety information, describing corporate policies and programs on workplace diversity and labor relations, product safety, environmental management, and addressing supply-chain risks, specifically vendor standards and compliance mechanisms for its vendors and suppliers. While we appreciate the conference call with the company on December 6, 2011, we were not satisfied with the outcome.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Mike Lombardo, at 301-961-4756, or contact him via email at mike.lombardo@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Ivy Wafford Duke, Esq.
Assistant Vice President and Assistant Secretary, Calvert Social Index Series, Inc. and Calvert Variable Products, Inc.

Enclosures: Resolution Text

Cc: Bennett Freeman, Senior Vice President for Sustainability Research and Policy, Calvert Investment Management, Inc.

Stu Dalheim, Director of Shareholder Advocacy, Calvert Investment Management, Inc.

Mike Lombardo, Senior Sustainability Analyst and Manager, Index, Calvert Investment Management, Inc.

Ellen Kennedy, Senior Sustainability Analyst, Calvert Investment Management, Inc.

Jill Peters, Vice President, Investor Relations, The Cheesecake Factory Incorporated

Sustainability Report Resolution
The Cheesecake Factory Incorporated - 2012 Annual Meeting

WHEREAS: Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens, are more likely to generate stronger financial returns, better respond to emerging issues, and enjoy long-term business success.

Mainstream financial companies are continuing to recognize the links between environmental, social and governance ("ESG") performance and shareholder value. As such, the availability of ESG performance data is growing through a wide range of data providers, such as Bloomberg. Also, investment firms like Goldman Sachs and Deutsche Asset Management are increasingly incorporating corporate social and environmental practices into their investment decisions. Furthermore, the United Nations' Principles for Responsible Investment, a set of guidelines that can be adopted by institutional investors addressing ESG issues, has approximately 920 signatories representing $30 trillion assets under management as of July 2011.

There has been an increase in corporate management of ESG issues and corporate sustainability reporting. According to a 2011 survey, 95% of the Global Fortune 250 companies now release corporate responsibility data, which is an increase of 11% since 2008 (KPMG International Survey of Corporate Responsibility Reporting 2011).

Food retailers have significant sustainability impacts related to product safety, environment, workforce, and supply-chain management. In the restaurant industry, companies like Starbucks have taken the lead in addressing these key impacts through comprehensive sustainability reporting. Our Company does not provide sustainability reporting. As investors, we believe that implementing and disclosing sustainability practices can help a company manage and reduce the cost of goods sold, through energy and transportation efficiencies, or employee diversity programs that may reduce turnover, thus, lowering overall operating expenses.

Sustainability disclosure also helps investors understand how the company is addressing emerging regulatory or reputational risks, such as product safety breaches, discrimination lawsuits by employees, or supply chain risks, all of which can have a damaging impact on the brand value of a company.

Managing these sustainability opportunities and risks is increasingly becoming a competitive advantage.

RESOLVED: Shareholders request that the Board of Directors prepare a sustainability report describing corporate policies and programs on workplace diversity and labor relations, product safety, environmental management, and addressing supply-chain risks, specifically vendor standards and compliance mechanisms for its vendors. The report, prepared at reasonable cost and omitting proprietary information, should be published by October 2012.

SUPPORTING STATEMENT: The report should include the company's definition of sustainability and a company-wide review of company policies, practices, and metrics related to long-term social and environmental sustainability.

We recommend that The Cheesecake Factory Incorporated use the Global Reporting Initiative's Sustainability Reporting Guidelines to prepare the report. The Global Reporting Initiative (www.globalreporting.org) is an international organization developed with representatives from the business, environmental, human rights, and labor communities.

EXHIBIT B

Calvert INVESTMENTS

RECEIVED
DEC 20 2011
LEGAL DEPT.

4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

December 19, 2011

Ms. Debby Zurzolo
Executive Vice President, Corporate Secretary and General Counsel
The Cheesecake Factory Incorporated
26901 Malibu Hills Road
Calabasas Hills, CA 91301

Dear Ms. Zurzolo:

I am writing to follow up on the shareholder proposal submitted to The Cheesecake Factory in regards to sustainability reporting that Calvert Investment Management, Inc. submitted on December 8, 2011.

Please see the enclosed letter from State Street Corp., which shows The Calvert Social Index Fund, the Calvert VP S&P MidCap 400 Index Portfolio and the Calvert VP Russell 2000 Small Cap Index Portfolio ("Funds") are each a beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting. Furthermore, the Funds each held these securities continuously for at least one year at the time the shareholder proposal was submitted, and it is the Funds' intention to continue to own shares in the Company through the date of the 2012 annual meeting of shareholders.

Please contact me immediately by phone at (301)-961-4756 or email mike.lombardo@calvert.com if you have any further questions regarding this matter.

Sincerely,

Stu Dalheim
Vice President, Shareholder Advocacy

Enclosures:
State Street Letter

STATE STREET.

Investment Services
P.O. Box 5607
Boston, MA 02110

December 15, 2011

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of December 9, 2011 the Calvert Funds listed below held the indicated amount of shares of the stock of Cheesecake Factory, Inc. (Cusip 163072101). Also the funds held the amount of shares indicated continuously between 12/2/2010 & 12/9/2011.

Fund		Cusip	Shares as of 12/9/2011	Shares held continuously since 12/2/2010
D872	Calvert Social Index Fund	163072101	930	930
D895	Calvert VP S&P Mid Cap 400 Index Portfolio	163072101	9,327	9,099
D896	Calvert VP Russell 2000 Small Cap Index Portfolio	163072101	4,746	4,746

Please feel free to contact me if you need any further information.

Sincerely,

Brian McAnern
Assistant Vice President
State Street Corp

EXHIBIT C

The Cheesecake Factory®

Debby Zurzolo
Executive Vice President/General Counsel; Secretary

Via Federal Express

December 22, 2011

Ms. Ivy Wafford Duke, Esq.
Assistant Vice President
Calvert Social Index Series, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

Re: Shareholder Proposal for 2012 Annual Meeting

Dear Ms. Duke:

We received your letter dated December 8, 2011, on December 12, 2011, by which you submitted a shareholder proposal for consideration at the 2012 annual meeting of the stockholders of The Cheesecake Factory Incorporated (the "Company").

Rule 14a-8 under the Securities Act of 1934 provides, among other things, that to be eligible to submit a proposal, a proponent must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to vote on the proposal at the meeting for at least one year by the date he submits the proposal. Although your letter states that you meet these share ownership requirements, with "supporting documentation to follow under separate cover," we were unable to independently verify that you meet these criteria, and we have not received your supporting documentation as of the date of this letter. Accordingly, if we are to consider further whether your proposal is eligible for inclusion in the agenda of the annual meeting, we require proof from you that you meet the share ownership criteria. Please note that Rule 14a-8(b)(2), a copy of which is enclosed, specifies the ways in which you must prove your eligibility.

Pursuant to Rule 14a-8, you must provide us with the required evidence no later than 14 calendar days from the date you receive this letter. If we have not received such evidence by that date, we will exclude your proposal.

Very truly yours,

Debby Zurzolo

The Cheesecake Factory Incorporated, 26901 Malibu Hills Road, Calabasas Hills, CA 91301
E:mail dzurzolo@thecheesecakefactory.com; (818) 871-3000

Rule 14a-8(b)(2) under the Securities Act of 1934

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

   i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

   ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

      A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

      B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

      C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

EXHIBIT D

The Cheesecake Factory®

Debby Zurzolo
Executive Vice President, General Counsel and Secretary

BY E-MAIL AND FEDERAL EXPRESS

January 3, 2012

Calvert Investments
4550 Montgomery Avenue
Bethesda, MD 20814

Re: Shareholder Proposal for 2012 Annual Meeting

Ladies and Gentlemen:

I am in receipt of your letter dated December 19, 2011, which purportedly provided proof of your eligibility pursuant to Rule 14a-8 promulgated by the Securities and Exchange Commission under the Securities Act of 1934, as amended, to submit the shareholder proposal that accompanied your letter of December 8, 2011.

As you can appreciate, compliance with the technical requirements of Rule 14a-8 is necessary before we include any shareholder proposal in the agenda for our 2012 annual meeting of shareholders, and we again direct your attention to Rule 14a-8, a copy of which is enclosed herewith. You may also wish to review SEC Staff Legal Bulletin No. 14F issued on October 18, 2011, a copy of which is enclosed for your convenience, for guidance as to the share ownership requirements of Rule 14a-8.

Your letter of December 19, 2011 was accompanied by a letter dated December 15, 2011 from State Street to Calvert Investment Management, Inc., stating the number of shares of The Cheesecake Factory, Inc. (the "Company") held continuously between 12/2/2010 and 12/9/2011 by each of Calvert Social Index Fund, Calvert VP S&P Mid Cap 400 Index Portfolio and Calvert VP Russell 2000 Small Cap Index Portfolio (the "Funds"). The State Street letter does not establish that Calvert Investments (the name on your letterhead), or Calvert Investment Management, Inc. (the entity identified in your letter of December 19, 2011 as having submitted a shareholder proposal on December 8, 2011 on behalf of the Funds), or Calvert Social Index Series, Inc. or Calvert Variable Products, Inc. (an employee of which funds signed the letter of December 8, 2011) owns or holds any shares of the Company. We believe that to date you have not provided sufficient evidence to establish your eligibility under Rule 14a-8 to submit a shareholder proposal for inclusion in the agenda for our 2012 annual meeting of shareholders. Please clearly identify the person submitting the shareholder proposal on behalf of the Funds and provide proof that such person was at the time of submitting such proposal, and continues to be, authorized to submit the proposal on behalf of the Funds.

The Cheesecake Factory Incorporated, 26901 Malibu Hills Road, Calabasas Hills, CA 91301
E-mail: DZurzolo@thecheesecakefactory.com; Telephone: 818-871-3000

In your letter of December 19, 2011, you state that "it is the Funds' intention to continue to own shares in the Company through the date of the 2012 annual meeting of shareholders." (Emphasis added) We believe that this statement also is insufficient to comply with the requirements of Rule 14a-8(b)(2). To correct this deficiency, please provide a statement from each Fund, or from a person authorized to provide such a statement on behalf of that Fund, that the Fund intends to hold the minimum number of shares required to meet the share ownership requirements of the Rule through such date. Your attention is directed to Rule 14a-8(f)(2). If such statement is provided by a person who claims authority to act or speak on behalf of a Fund with respect to the Fund's intention to continue to meet the share ownership requirements of Rule 14a-8 through the date of the Company's 2012 annual meeting, please also provide proof of that authority.

Please also provide us with copies of the investment advisory contracts between Calvert Investment Management, Inc. and each of the Funds, as well as the constituent documents of the Funds where necessary to document the authority of Calvert Investment Management, Inc. to act or speak on behalf of a Fund.

If we do not receive satisfactory corrections of the above deficiencies and the additional documentation within 14 days following your receipt of this letter, we will seek appropriate relief from the SEC Staff. This letter should not be read as a reflection on the substance of the purported shareholder proposal, but is intended to assist in complying with the technical requirements of Rule 14a-8.

If you would like to discuss this further, please call me at (818) 871-3000.

Very truly yours,

Debby Zurzolo,
Executive Vice President,
Secretary and General
Counsel

cc: Stu Dalheim
Vice President, Shareholder Advocacy
Calvert Investments

Ivy Wafford Duke, Esq.
Assistant Vice President and Assistant Secretary,
Calvert Social Index Series, Inc. and Calvert Variable Products, Inc.

Rule 14a-8 under the Securities Act of 1934 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your

response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

The Cheesecake Factory Incorporated, 26901 Malibu Hills Road, Calabasas Hills, CA 91301
E-mail: DZurzolo@thecheesecakefactory.com; Telephone: 818-871-3000

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

The Cheesecake Factory Incorporated, 26901 Malibu Hills Road, Calabasas Hills, CA 91301
E-mail: DZurzolo@thecheesecakefactory.com; Telephone: 818-871-3000